                                                Filed Pursuant to Rule 424(b)(5)
                                                       Registration No. 33-63523


PROSPECTUS SUPPLEMENT                                        [IRT LOGO]
(TO PROSPECTUS DATED NOVEMBER 9, 1995)


                                  $75,000,000

                              IRT PROPERTY COMPANY

                          7.25% SENIOR NOTES DUE 2007
                            ------------------------

     The 7.25% Senior Notes due 2007 (the "Notes") offered hereby are being issued by IRT Property Company (the "Company") in an aggregate principal amount of $75,000,000. The Notes will mature on August 15, 2007. The Notes are redeemable at any time at the option of the Company, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest to the redemption date and (ii) the Make-Whole Amount (as defined herein). Interest on the Notes is payable semi-annually in arrears on February 15 and August 15 of each year, commencing on February 15, 1998. The Notes are senior unsecured obligations of the Company and will rank equally with all unsecured and unsubordinated indebtedness of the Company. The Notes contain certain restrictions on the Company's ability to incur additional indebtedness. See "Capitalization" and "Description of Notes."

     The Notes constitute a separate series of debt securities which will be represented by one or more Global Securities (as defined herein) registered in the name of The Depository Trust Company ("DTC") or its nominee. Interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described in "Description of Notes -- Book-Entry System," Notes in definitive form will not be issued. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Description of Notes."
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
        ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
                OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===================================================================================================================
                                                                       Underwriting
                                               Price to               Discounts and              Proceeds to
                                                Public                Commissions(1)              Company(2)
-------------------------------------------------------------------------------------------------------------------
Per Note.............................          99.432%                    0.650%                   98.782%
-------------------------------------------------------------------------------------------------------------------
Total................................        $74,574,000                 $487,500                $74,086,500
===================================================================================================================

(1) The Company has agreed to indemnify the several Underwriters (as defined herein) against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company, estimated at $262,500.
                            ------------------------

     The Notes are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made on or about August 15, 1997 through the book-entry facilities of DTC against payment therefor in immediately available funds.
                            ------------------------

PAINEWEBBER INCORPORATED                                    SALOMON BROTHERS INC
                            ------------------------

           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS AUGUST 12, 1997.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY STABILIZE OR MAY BID FOR, AND PURCHASE, THE NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                            ------------------------

     CERTAIN MATTERS DISCUSSED UNDER THE CAPTIONS "PROSPECTUS SUPPLEMENT SUMMARY"; "THE COMPANY"; "CAPITALIZATION" AND ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT, THE ATTACHED PROSPECTUS, AND THE INFORMATION INCORPORATED BY REFERENCE HEREIN, INCLUDING, WITHOUT LIMITATION, DEMOGRAPHIC PROJECTIONS, AND STRATEGIC INITIATIVES, MAY CONSTITUTE FORWARD-LOOKING STATEMENTS FOR PURPOSES OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND THE SECURITIES EXCHANGE ACT OF 1934, AND AS SUCH MAY INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. IMPORTANT FACTORS THAT COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO DIFFER MATERIALLY FROM THE COMPANY'S EXPECTATIONS ARE DISCLOSED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ATTACHED PROSPECTUS ("CAUTIONARY STATEMENTS"), INCLUDING, WITHOUT LIMITATION, THOSE STATEMENTS MADE IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS INCLUDED HEREIN. ALL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information included elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated herein or therein by reference. Unless the context otherwise requires, all references in this Prospectus Supplement to the "Company" or "IRT" shall mean IRT Property Company and its subsidiaries on a consolidated basis, as well as their respective predecessors.

THE COMPANY

     IRT is an owner, operator and redeveloper of neighborhood and community shopping centers, primarily in the Southeastern United States. Founded in 1969 and based in Atlanta, Georgia, IRT is a self-administered and self-managed real estate investment trust ("REIT"), with acquisition, redevelopment, financing, property management and leasing capabilities. As of July 1, 1997, on a cost basis, approximately 97% of the Company's investment portfolio was located in the Southeastern United States, and such portfolio consisted primarily of neighborhood and community shopping centers. As of such date, the Company's 86 shopping centers contained in excess of 8.7 million square feet of leasable space, which was approximately 95% leased. See "The Company -- Properties."

     The Company's focus on neighborhood and community shopping centers in the Southeastern United States provides it with a high degree of market familiarity and promotes greater efficiencies in the Company's acquisition, property management and leasing activities. Such focus allows the Company to establish and maintain strong working relationships with major national and regional retailers which serve the Southeastern market. The Company's leading tenants include supermarkets such as Publix, Kroger, Winn-Dixie, Delchamps, Harris Teeter and Food Lion; drug stores such as CVS, Eckerd and K&B; and national retailers such as Wal-Mart and Kmart.

     IRT's strategy has been to acquire and operate high-quality, well-located shopping centers which are anchored by supermarkets, drug stores and other consumer necessity or value-oriented retailers. The Company also is pursuing a strategy which contemplates supplementing its traditional business with several new initiatives. These new initiatives include developing neighborhood and community shopping centers, whether for the Company's own account or in strategic alliances with prominent Southeastern shopping center developers, and increasing the Company's emphasis on major market "in fill" and value-added opportunities and on redeveloping and expanding existing centers. Starting in 1996, the Company began taking a more active approach to the disposition of certain of its properties. In addition, the Company intends to pursue co-investment opportunities in Southeastern shopping centers where a taxable affiliate would manage the shopping center after its acquisition or development, thereby providing management fee income in addition to an investment return. The Company evaluates from time to time various potential property acquisitions, both directly and indirectly through mergers, acquisitions and combinations with companies engaged in similar business. See "The Company -- Recent Developments."

     The Company's Southeastern shopping centers are spread among 66 counties in 10 states. Based on data provided by DRI/McGraw Hill, for the period from 1997 to 2001, the weighted average population growth rate in the Company's Southeastern counties is estimated to be 5.3% compared to an estimated growth rate of 3.5% for the United States as a whole. In addition, based on data provided by DRI/McGraw Hill, these Southeastern counties are projected to have a weighted average growth rate in non-farm employment of 7.1% over the same period, compared to an estimated national average of 5.5%.

     Since its founding in 1969, the Company has successfully operated and grown through three major real estate recessions. Senior management has an average of 20 years of real estate experience, with a combined total of over 115 years. The Company's Common Stock has been publicly traded since 1971 and is listed on the New York Stock Exchange under the symbol "IRT".

     The Company's principal executive offices are located at 200 Galleria Parkway, Suite 1400, Atlanta, Georgia 30339, telephone (770) 955-4406.

                                  THE OFFERING

     Unless otherwise defined herein, capitalized terms used herein have the meanings provided in the Indenture (as defined herein) or under "Description of Notes."

Securities Offered..................     $75,000,000 aggregate principal amount
                                         of 7.25% Senior Notes due 2007.

Maturity............................     The Notes will mature on August 15,
                                         2007.

Interest Payment Dates..............     Interest on the Notes is payable
                                         semi-annually in arrears on February 15
                                         and August 15, commencing February 15,
                                         1998.

Ranking.............................     The Notes will be senior unsecured
                                         obligations of the Company and will
                                         rank equally with the Company's other
                                         unsecured and unsubordinated
                                         indebtedness. The Notes will be
                                         effectively subordinated to mortgages
                                         and other secured indebtedness of the
                                         Company and to indebtedness and other
                                         liabilities of the Company's
                                         Subsidiaries. The Notes will be senior
                                         to the Company's 7.3% Convertible
                                         Subordinated Debentures due 2003 (the
                                         "Convertible Debentures"),
                                         approximately $30.0 million of which
                                         were outstanding on June 30, 1997. As
                                         of June 30, 1997, on a pro forma basis
                                         after giving effect to this offering,
                                         the application of the net proceeds
                                         therefrom, the repayment of certain
                                         secured indebtedness and a property
                                         purchase, the Company would have had
                                         outstanding approximately $211,441,000
                                         of total indebtedness, of which
                                         approximately $124,937,000 would have
                                         been unsecured and unsubordinated
                                         indebtedness and approximately
                                         $56,533,000 would have been secured
                                         indebtedness. See "Capitalization."

Use of Proceeds.....................     The net proceeds from the sale of the
                                         Notes are estimated to be approximately
                                         $73,824,000. The net proceeds will be
                                         used primarily to repay indebtedness
                                         outstanding under the Company's $100
                                         million unsecured revolving line of
                                         credit (the "Line of Credit"). Any
                                         excess proceeds will be used for
                                         general corporate purposes. See "Use of
                                         Proceeds."

Limitation on Incurrence of Debt....     The Notes contain various covenants
                                         including the following:

                                         Neither the Company nor any Subsidiary
                                         may incur any Debt if, after giving
                                         effect thereto, the aggregate principal
                                         amount of all outstanding Debt of the
                                         Company and its Subsidiaries on a
                                         consolidated basis is greater than 60%
                                         of the sum of (i) the Total Assets of
                                         the Company and its Subsidiaries as of
                                         the end of the most recent calendar
                                         quarter and (ii) the purchase price of
                                         any real estate assets or mortgages
                                         receivable acquired, and the amount of
                                         any securities offering proceeds
                                         received (to the extent that such
                                         proceeds were not used to acquire real
                                         estate assets or mortgages
                                         receivable or used to reduce Debt), by
                                         the Company or any Subsidiary since the
                                         end of such calendar quarter, including
                                         those proceeds obtained in connection
                                         with the incurrence of such additional
                                         Debt.

                                         Neither the Company nor any Subsidiary
                                         may incur any Debt secured by any
                                         mortgage or other lien upon any of the
                                         property of the Company or any
                                         Subsidiary if, after giving effect
                                         thereto, the aggregate principal amount
                                         of all outstanding Debt of the Company
                                         and its Subsidiaries on a consolidated
                                         basis which is secured by any mortgage
                                         or other lien on the property of the
                                         Company or any Subsidiary is greater
                                         than 40% of the sum of (i) the Total
                                         Assets of the Company and its
                                         Subsidiaries as of the end of the most
                                         recent calendar quarter and (ii) the
                                         purchase price of any real estate
                                         assets or mortgages receivable
                                         acquired, and the amount of any
                                         securities offering proceeds received
                                         (to the extent that such proceeds were
                                         not used to acquire real estate assets
                                         or mortgages receivable or used to
                                         reduce Debt), by the Company or any
                                         Subsidiary since the end of such
                                         calendar quarter, including those
                                         proceeds obtained in connection with
                                         the incurrence of such additional Debt.

                                         The Company and its Subsidiaries may
                                         not at any time own Total Unencumbered
                                         Assets equal to less than 150% of the
                                         aggregate outstanding principal amount
                                         of the Unsecured Debt of the Company
                                         and its Subsidiaries on a consolidated
                                         basis.

                                         Neither the Company nor any Subsidiary
                                         may incur any Debt, if, after giving
                                         effect thereto, the ratio of
                                         Consolidated Income Available for Debt
                                         Service to the Annual Service Charge
                                         for the four consecutive fiscal
                                         quarters most recently ended prior to
                                         the date on which such additional Debt
                                         is to be incurred shall have been less
                                         than 1.5:1 on a pro forma basis after
                                         giving effect to certain assumptions.

Optional Redemption.................     The Notes are redeemable at any time at
                                         the option and in the sole discretion
                                         of the Company, in whole or in part, at
                                         a redemption price equal to the sum of
                                         (i) the principal amount of the Notes
                                         being redeemed plus accrued interest to
                                         the redemption date and (ii) the
                                         Make-Whole Amount, if any. See
                                         "Description of Notes -- Optional
                                         Redemption."

                                  THE COMPANY

     The Company is an owner, operator and redeveloper of neighborhood and community shopping centers, primarily in the Southeastern United States. Founded in 1969 and based in Atlanta, Georgia, IRT is a self-administered and self-managed REIT, with acquisition, redevelopment, financing, property management and leasing capabilities. As of July 1, 1997, on a cost basis, approximately 97% of the Company's investment portfolio was located primarily in the Southeastern United States, and such portfolio consisted primarily of neighborhood and community shopping centers. As of such date, the Company's 86 shopping centers contained in excess of 8.7 million square feet of leasable space, which was approximately 95% leased. See "-- Properties."

     The Company's focus on neighborhood and community shopping centers in the Southeastern United States provides it with a high degree of market familiarity and promotes greater efficiencies in the Company's acquisition, property management and leasing activities. Such focus allows the Company to establish and maintain strong working relationships with major national and regional retailers which serve the Southeastern market. The Company's leading tenants include supermarkets such as Publix, Kroger, Winn-Dixie, Delchamps, Harris Teeter and Food Lion; drug stores such as CVS, Eckerd and K&B; and national retailers such as Wal-Mart and Kmart.

RECENT DEVELOPMENTS

  Strategic Initiatives

     The Company has initiated new plans to complement its strategy of acquiring and operating high-quality, well-located shopping centers which are anchored by supermarkets, drug stores and other consumer necessity or value-oriented retailers. This strategy includes developing neighborhood and community shopping centers, whether for the Company's own account or in strategic alliances with prominent Southeastern shopping center developers, and increasing the Company's emphasis on major market "in fill" and value-added opportunities and on redeveloping and expanding existing centers. In 1996, the Company began taking a more active approach to the disposition of certain investment properties. In addition, the Company intends to pursue co-investment opportunities in Southeastern shopping centers where IRT Capital Corporation ("IRT Capital"), a taxable affiliate of the Company, would manage the center after its acquisition or development, thereby providing management fee income in addition to its investment return.

  Acquisitions

     The Company constantly evaluates possible property acquisitions. To date in 1997, the Company has purchased five shopping centers (four in greater Atlanta, Georgia, and one in Palm Beach County, Florida) containing an aggregate of approximately 458,000 square feet of retail space for costs totaling approximately $43,985,000.

     On February 6, 1997, the Company acquired Grassland Crossing in Alpharetta, Georgia for a total cost of $9,907,000, consisting of the initial purchase price of $9,890,000 and approximately $17,000 of acquisition costs. This acquisition was funded by cash of $3,114,000 and the assumption of the $6,793,000 existing mortgage debt with an annual interest rate of 7.865%. This 90,900 square foot center is anchored by a 70,100 square foot Kroger supermarket.

     On April 16, 1997, the Company acquired Market Place Shopping Center in Norcross, Georgia for $7,069,000 cash, consisting of the initial purchase price of $6,800,000, $250,000 of capital expenditures and approximately $19,000 of acquisition costs. This 73,700 square foot center is anchored by Regal Cinemas and CVS Drugs.

     On May 13, 1997, the Company acquired Powers Ferry Plaza in Marietta, Georgia for a total cost of $6,894,000, consisting of the initial purchase price of $6,800,000 and approximately $94,000 of acquisition costs. This acquisition was funded by cash of $5,644,000 and a $1,250,000 purchase-money mortgage with an annual interest rate of 9.00%. This 82,700 square foot center is anchored by Micro Center and CVS Drugs.

     On June 17, 1997, the Company acquired Fairview Oaks Shopping Center in Ellenwood, Georgia for $7,109,000 cash, consisting of the initial purchase price of $7,100,000 and approximately $9,000 of acquisition costs. This 77,100 square foot center is anchored by a 54,500 square foot Kroger supermarket.

     On July 1, 1997, the Company acquired Greenwood Shopping Center in Palm Springs, Florida for $13,006,000 cash, consisting of the initial purchase price of $12,950,000 and approximately $56,000 of acquisition costs. This 134,100 square foot center is anchored by a 50,000 square foot Publix supermarket and by a Walgreens drug store.

     The Company presently has under contract for purchase a new Publix-anchored shopping center in Huntsville, Alabama for a purchase price of $5,750,000 and has entered into a letter of intent for the purchase of a Publix-anchored center in the Fort Lauderdale area of Florida for $16,750,000. Both transactions are subject to various conditions, including satisfactory completion of environmental and other due diligence. No assurance can be given that such conditions will be met or that these acquisitions will be completed.

  Co-Development

     The Company has commenced its first transaction in fulfillment of its business initiative to co-develop neighborhood and community shopping centers. The Company's taxable subsidiary, IRT Capital, has entered into a co-development agreement for the development of a Kroger-anchored shopping center in Decatur, Georgia. The project will be developed in two phases aggregating approximately 140,000 square feet, not including two outparcels, for a total anticipated cost of approximately $14,100,000. The venture may require the Company to purchase the shopping center upon completion of Phase I at cost or upon the completion of Phase II at the greater of cost or a 10.75% capitalization rate. It is anticipated that the Company will ultimately acquire the project upon completion of Phase I or Phase II.

  Dispositions

     The Company continually assesses its portfolio for possible dispositions of properties which do not fit its ongoing business strategies because of functional obsolescence, geography, limited growth prospects or other reasons.

     The Company has entered into contracts to sell its Gulf Gate Plaza Shopping Center in Naples, Florida, Masonova Plaza Shopping Center in Daytona Beach, Florida and Whitehall Kent Apartments in Kent, Ohio. The purchasers of these properties are presently conducting environmental and other due diligence, and the Company cannot predict whether or when any or all of these potential sales may occur.

  Issuance of Common Stock and Repurchase of Convertible Debentures

     On January 14 and 22, 1997, the Company completed the offering of 4,653,747 shares of its Common Stock at $11.25 per share. The net proceeds from the offering totaled approximately $49,534,000 and were used to repurchase a portion of the Convertible Debentures, as well as to reduce outstanding indebtedness under the Line of Credit.

     On January 17, 1997, the Company completed the repurchase of $54,799,000 of the Convertible Debentures in a private transaction with a single debenture holder. The debentures were repurchased by the Company at par plus $1,689,000 of accrued interest. The consideration paid by the Company was comprised of 1,500,000 shares of Common Stock, valued for purposes of the exchange at $11.05 per share, and cash in the amount of $38,224,000.

  Interest Rate Reduction and Extension of Line of Credit

     Effective June 30, 1997, the applicable margins charged for LIBOR-based borrowings under the Company's Line of Credit were reduced from a range of 1.3% to 1.5% to a range of 0.95% to 1.40%. The applicable margin is based upon the rating of the senior unsecured long-term debt obligations of the Company. On that date, the applicable margin based on the Company's current rating was reduced from 1.50% to 1.25%. Additionally, the Company pays a fee of 0.25% per annum of the aggregate unused portion of the commitment. Effective July 1, 1997, this fee will be reduced to 0.15% per annum whenever the unused portion is less than 50% of the total commitment.

     On July 22, 1997, the maturity date of the Line of Credit was extended for an additional 12-month period to January 4, 2001.

  Repayments of Mortgage Indebtedness

     On July 17, 1997, the Company repaid four mortgage notes aggregating approximately $30.9 million which were scheduled to mature on August 1, 1997. The interest rate on three of such mortgages aggregating approximately $27.7 million was 7.6% per annum, and the interest rate on the fourth $3.2 million mortgage was 9.375% per annum. The repayment of these mortgages was funded by borrowings under the Line of Credit.

PROPERTIES

     The Company's shopping centers are typically anchored by prominent consumer necessity-oriented tenants, such as supermarkets and drug stores, which tend to attract shoppers for basic household goods. In addition, the Company's tenants include national value retailing chains. Company management believes that the generally high quality of its shopping center locations is attractive to new tenants and aids in the retention of existing tenants. The Company seeks to diversify the credit risk within its portfolio and among the retailers that occupy shopping centers. The Company holds over 1,100 leases with approximately 825 different tenants, with no single tenant or corporate entity accounting for more than 6.5% of its 1996 annual revenues, as adjusted for its acquisitions and dispositions completed during 1996 and 1997 (to date). Eight different supermarket chains and two national value chains comprise 10 of the 14 tenants which accounted for 1% or more of such revenues. Together, supermarkets accounted for approximately 29% of such revenues, while national value retailers and drugstores accounted for approximately 12% and 4% of such revenues, respectively. The Company's leading tenants include supermarkets such as Publix, Kroger, Winn-Dixie, Delchamps, Harris Teeter and Food Lion; drug stores such as CVS, Eckerd, and K&B; and national retailers such as Wal-Mart and Kmart.

     The Company's Southeastern shopping centers are spread among 66 counties in 10 states. Based on data provided by DRI/McGraw Hill, for the period from 1997 to 2001, the weighted average population growth rate in the Company's Southeastern counties is estimated to be 5.3% compared to an estimated growth rate of 3.5% for the United States as a whole. In addition, based on data provided by DRI/McGraw Hill, these Southeastern counties are projected to have a weighted average growth rate in non-farm employment of 7.1% over the same period, compared to an estimated national average of 5.5%.

     The following table lists all of the Company's real estate investments, as of July 1, 1997, with shopping centers grouped by state and metropolitan markets:

                                                                                  YEAR
                                                      COMPANY       PERCENT    COMPLETED,               MAJOR TENANTS
                                          DATE      OWNED GROSS     LEASED    RENOVATED OR   -----------------------------------
DESCRIPTION                             ACQUIRED   LEASEABLE AREA   7/1/97      EXPANDED             TENANT          SQUARE FEET
-----------                             --------   --------------   -------   ------------   ----------------------  -----------
                                                     (SQ. FT.)
SHOPPING CENTERS
ALABAMA
Columbus (GA)                            8/92           70,475         96%       1988        Piggly Wiggly               30,625
  Stadium Plaza                                                                              CVS Drugs                   10,950
    Phenix City, AL
Mobile
  West Gate Plaza                       6/74 &          64,378        100       1974 &       Winn-Dixie                  44,000
    Mobile, AL                           1/85                                    1995        K&B Drugs                   12,000
FLORIDA
Daytona Beach
  Masonova Plaza(1)                      6/79          157,955         72        1969        Haynes & Smith              34,941
    Daytona Beach, FL                                                                        Rite Aid(2)                 10,050
  New Smyrna Beach Regional              8/92          118,451         97        1987        Publix                      42,112
    New Smyrna Beach, FL                                                                     Walgreens                   13,070
                                                                                             Beall's Outlet               8,000
  Old Kings Commons                      5/88           84,759         97        1988        Wal-Mart (Scotty's)(2)      54,233
    Palm Coast, FL

                                                                                  YEAR
                                                      COMPANY       PERCENT    COMPLETED,               MAJOR TENANTS
                                          DATE      OWNED GROSS     LEASED    RENOVATED OR   -----------------------------------
DESCRIPTION                             ACQUIRED   LEASEABLE AREA   7/1/97      EXPANDED             TENANT          SQUARE FEET
-----------                             --------   --------------   -------   ------------   ----------------------  -----------
                                                     (SQ. FT.)
Ft. Lauderdale
  Countryside Shops                      6/94          173,161        100%    1986, 1988     Publix                      39,795
    Cooper City, FL                                                             & 1991       Uptons                      44,000
                                                                                             Eckerd Drugs                10,356
  Westgate Square                        6/94          104,853         98       1984 &       Winn-Dixie                  36,320
    Sunrise, FL                                                                  1988        Walgreens                   13,000
Ft. Walton Beach
  Ft. Walton Beach Plaza                 7/86           48,248        100        1986        Food World                  42,848
    Ft. Walton Beach, FL
Jacksonville
  South Beach Regional                   8/92          289,319         97       1990 &       Kmart                       86,479
    Jacksonville Beach, FL                                                       1991        Stein Mart                  35,077
                                                                                             Beall's                     35,500
                                                                                             Food Lion                   29,000
Naples
  Gulf Gate Plaza(1)                     6/79          174,566         80       1969 &       Publix                      29,120
    Naples, FL                                                                   1974        Beall's Outlet              17,500
                                                                                             JoAnn Fabrics               15,138
                                                                                             Dockside Imports            22,000
                                                                                             Rite Aid(2)                 10,168
Orlando
  Alafaya Commons                       11/96          120,586         99        1987        Publix                      54,230
    Orlando, FL                                                                              JoAnn Fabrics               11,000
  Hoffner Plaza(1)                       6/79           39,370         15        1972
    Orlando, FL
Pensacola
  Parkmore Plaza                        12/92          159,067        100      1986 &        Wal-Mart                    90,399
    Milton, FL                                                                   1992        Delchamps                   49,968
  Pensacola Plaza                        7/86           56,098        100        1985        Food World                  42,848
    Pensacola, FL
Sarasota -- Bradenton
  North River Village Center           12/92 &         177,128        100      1988 &        Kmart                       94,841
    Ellenton, FL                        12/93                                    1993        Publix                      42,112
                                                                                             Walgreens                   13,500
                                                                                             Beall's                      9,000
  Venice Plaza(3)                        6/79          144,850         94      1971 &        Kash & Karry                22,220
    Venice, FL                                                                   1979        TJX                         77,117
                                                                                             Rite Aid (Silk Floral
                                                                                               Unlimited)(2)              7,500
Tampa-St. Petersburg-Clearwater
  Chelsea Place                          7/93           81,144        100        1992        Publix                      48,890
    New Port Richey, FL                                                                      Eckerd Drugs                 9,504
  Palm Gardens                           6/79           52,670         93        1970        Food Lion(2)                34,050
    Largo, FL
  Seven Hills                            7/93           64,890        100        1991        Publix                      48,890
    Spring Hill, FL
West Palm Beach-Boca Raton
  Greenwood Shopping Center              7/97          134,132         94      1982 &        Publix                      50,032
    Palm Springs, FL                                                             1994        Walgreens                   13,000
GEORGIA
Atlanta
  Douglas Commons                        8/92           97,027         93        1988        Kroger                      59,431
    Douglasville, GA
  Fairview Oaks                          6/97           77,052        100        1997        Kroger                      54,498
    Ellenwood, GA
  Grassland Crossing                     2/97           90,906        100        1996        Kroger                      70,086
    Alpharetta, GA
  Macland Pointe                         1/93           79,699         98      1992 &        Publix                      55,999
    Marietta, GA                                                                 1993
  Market Place Shopping Center           4/97           73,686         97        1976        Regal Cinemas               30,009
    Norcross, GA                                                                             CVS Drugs                    9,328
  Paulding Commons                       8/92          192,391         96        1991        Kmart                       86,479
    Dallas, GA                                                                               Kroger                      49,700
  Powers Ferry Plaza                     5/97           82,676         92        1983        Micro Center                29,520
    Marietta, GA                                                                             CVS Drugs                    7,800
  Spalding Village                       8/92          235,318        100        1989        Kmart                       86,479
    Griffin, GA                                                                              Kroger                      59,431
                                                                                             J.C. Penney's               33,796
  Wesley Chapel Crossing                12/92          170,792         98        1989        Wal-Mart                    91,124
    Decatur, GA                                                                              Ingles                      32,000
                                                                                             CVS Drugs                    8,468
Macon
  Watson Central                      12/92 &          227,747         94       1989 &       Wal-Mart                   122,382
    Warner Robins, GA                   10/93                                    1993        Winn-Dixie                  45,000

                                                                                  YEAR
                                                      COMPANY       PERCENT    COMPLETED,               MAJOR TENANTS
                                          DATE      OWNED GROSS     LEASED    RENOVATED OR   -----------------------------------
DESCRIPTION                             ACQUIRED   LEASEABLE AREA   7/1/97      EXPANDED             TENANT          SQUARE FEET
-----------                             --------   --------------   -------   ------------   ----------------------  -----------
                                                     (SQ. FT.)
Various
  Colony Square                          2/88           50,000        100%       1987        Food Lion                   25,000
    Fitzgerald, GA
  Commerce Crossing                     12/92          100,668        100        1988        Wal-Mart                    50,968
    Commerce, GA                                                                             Ingles                      32,000
  Heritage Walk                          6/93          159,362        100       1991 &       Kmart                       86,479
    Milledgeville, GA                                                            1992        Bi-Lo                       30,623
                                                                                             Goody's                     25,000
  West Towne Square                      3/90           89,596         96        1988        Bruno's Foodmax             44,512
    Rome, GA                                                                                 Eckerd Drugs(2)              6,864
KENTUCKY
  Scottsville Square                     8/92           38,450         21        1986
    Bowling Green, KY
LOUISIANA
Baton Rouge
  Bluebonnet Village                    12/94           89,879         94        1983        Delchamps                   33,387
    Baton Rouge, LA                                                                          K&B Drugs                   15,000
  Millervillage Shopping Center         12/94           94,559         93       1983 &       Delchamps                   56,052
    Baton Rouge, LA                                                              1992        K&B Drugs                   15,000
  Sherwood South                        12/94           75,607        100     1972, 1988     Sav-A-Center
    Baton Rouge, LA                                                             & 1992       (Old America)(2)            22,500
                                                                                             Eckerd Drugs                12,000
                                                                                             Cloth World                  9,750
  Siegen Village                        12/94          157,528        100       1988 &       Kmart                       92,079
    Baton Rouge, LA                                                              1996        Office Depot                31,266
Houma
  Tarpon Heights                         1/95           56,605        100        1982        Delchamps                   28,092
    Galliano, LA                                                                             Eckerd Drugs                 8,905
Lafayette
  Ambassador Row                        12/94          193,982        100       1980 &       Kmart (Holly Lobby &
    Lafayette, LA                                                                1991        C.R. Anthony's)(2)          83,067
                                                                                             K&B Drugs                   18,580
                                                                                             Big Lots                    32,109
  Ambassador Row Courtyards             12/94          155,483         82       1986 &       Delchamps                   53,284
    Lafayette, LA                                                                1991        Marshalls                   22,500
  The Boulevard                         12/94           68,012        100       1976 &       Campo Concept Store(4)      30,975
    Lafayette, LA                                                                1994        Piccadilly                  10,440
  Pinhook Plaza                         12/94          190,319        100       1979 &       Kmart                       72,897
    Lafayette, LA                                                                1992        Delchamps                   42,599
                                                                                             K&B Drugs                   15,000
  Plaza Acadienne(5)                    12/94          105,419        100        1980        Delchamps                   28,092
    Eunice, LA                                                                               K&B Drugs                   15,000
                                                                                             Howard Brothers(2)          46,000
New Orleans
  Country Club Plaza                     1/95           64,686         90        1982        Delchamps                   33,387
    Slidell, LA                                                                              K&B Drugs                    8,450
  The Crossing                          12/94          113,989        100       1988 &       Albertson's                 58,432
    Slidell, LA                                                                  1993        Campo Concept Store(4)      20,000
                                                                                             Piccadilly                  11,250
  Elmwood Oaks                           1/92          130,284        100        1989        Wal-Mart                    95,079
    Harahan, LA                                                                              Blockbuster Music           12,045
                                                                                             Western Auto                10,560
  Village at Northshore                 12/94          144,373        100       1988 &       Delchamps                   51,348
    Slidell, LA                                                                  1993        Service Merchandise         50,000
                                                                                             Kirshman's                  20,125
MISSISSIPPI
  Delchamps Plaza                        4/88           66,857         98        1987        Delchamps                   42,057
    Pascagoula, MS                                                                           K&B Drugs                   15,000
NORTH CAROLINA
Asheville
  Asheville Plaza(1)(6)                  4/86           49,800        100        1967        The Paty Company(2)         49,800
    Asheville, NC
Charlotte-Gastonia-Rock Hill
  Providence Square                     12/71           85,930         94        1973        Harris Teeter               35,702
    Charlotte, NC                                                                            Eckerd Drugs                 9,600
  Stanley Market Place                   1/92           40,364        100       1980 &       Winn-Dixie                  28,400
    Stanley, NC                                                                  1991        CVS Drugs                    6,000
Greensboro-Winston Salem-High Point
  Thomasville Commons                    8/92          148,754        100        1991        Kmart                       86,479
    Thomasville, NC                                                                          Ingles                      32,000
                                                                                             CVS Drugs                    8,450

                                                                                  YEAR
                                                      COMPANY       PERCENT    COMPLETED,               MAJOR TENANTS
                                          DATE      OWNED GROSS     LEASED    RENOVATED OR   -----------------------------------
DESCRIPTION                             ACQUIRED   LEASEABLE AREA   7/1/97      EXPANDED             TENANT          SQUARE FEET
-----------                             --------   --------------   -------   ------------   ----------------------  -----------
                                                     (SQ. FT.)
                                                        76,970         94%       1987        Food Lion                   29,000
  Salisbury Marketplace                   8/96
    Salisbury, NC                                                                            CVS Drugs                    8,470
Greenville
  University Center                      12/89          56,180         95        1989        Harris Teeter               32,960
    Greenville, NC                                                                           Eckerd Drugs                 9,720
Hickory-Morganton-Lenoir
  Taylorsville Shopping Center           8/86 &         48,537        100       1982 &       Harris Teeter               31,137
    Taylorsville, NC                     12/88                                   1988
Raleigh-Durham-Chapel Hill
  Centre Pointe Plaza                   12/92 &        163,642        100       1989 &       Wal-Mart(2)                 91,155
    Smithfield, NC                       12/93                                   1993        Winn-Dixie                  38,547
  Riverview Shopping Center               3/72         130,058         84       1973 &       Kroger                      53,538
    Durham, NC                                                                   1994        Upchurch Drugs              10,000
  Willowdaile Shopping Center            8/86 &        120,815         98        1986        Harris Teeter               33,177
    Durham, NC                           12/87                                               Carmike Cinemas             25,383
                                                                                             Eckerd Drugs                 9,600
Wilmington
  The Galleria                           8/86 &         92,344         97       1986 &       Harris Teeter               28,000
    Wrightsville Beach, NC               12/87                                   1990        Eckerd Drugs                 9,600
Various
  Chadwick Square                         1/92          31,700        100        1985        Food Lion                   28,600
    Hendersonville, NC
  Chestnut Square                         1/92          39,640        100        1985        Food Lion                   21,000
    Brevard, NC                                                                              Eckerd Drugs(2)              8,640
  Eden Centre                            11/94          56,355        100        1991        Food Lion                   29,000
    Eden, NC                                                                                 CVS Drugs                    8,450
  First Street Station                    8/94          52,230         95        1989        Harris Teeter               32,960
    Albemarle, NC                                                                            Eckerd Drugs                 8,640
  Forest Hills Centre                     8/90          74,180         98        1990        Harris Teeter               32,960
    Wilson, NC                                                                               Eckerd Drugs
                                                                                             (Piece Goods)(2)             8,640
  Plaza North                             8/92          47,240         92        1986        Bi-Lo                       25,590
    Hendersonville, NC                                                                       CVS Drugs                    8,450
  Shelby Plaza(5)                         4/86         103,000         60        1972        Big Lots                    30,000
    Shelby, NC                                                                               Heilig-Meyers               25,000
SOUTH CAROLINA
Various
  Abbeville Plaza(1)                      4/86          59,525         50        1970
    Abbeville, SC
  Carolina Place                          5/89          36,560         97        1989        Bi-Lo                       32,960
    Hartsville, SC
  Chester Plaza                          4/86 &         71,443         59       1967 &       Bi-Lo                       30,623
    Chester, SC                           2/92                                   1992
  Lancaster Plaza                         4/86          77,400        100        1971        Bi-Lo                       19,200
    Lancaster, SC                                                                            CVS Drugs                    6,600
  Lancaster Shopping Center              8/86 &         29,047        100       1963 &       Harris Teeter               24,045
    Lancaster, SC                        12/87                                   1987
  Litchfield Landing                      8/86          42,201         98        1984        Harris Teeter               24,806
    North Litchfield, SC                                                                     Eckerd Drugs                 8,640
  North Village Center(3)                 8/86          60,356        100        1984        Harris Teeter               24,806
    North Myrtle Beach, SC                                                                   CVS Drugs                   10,500
TENNESSEE
Nashville
  Smyrna Village                          8/92          83,334        100        1992        Kroger                      59,214
    Smyrna, TN
Various
  Lawrence Commons                        8/92          52,295         97        1987        Kroger(8)                   37,245
    Lawrenceburg, TN
  Forrest Gallery                        12/92         214,450         93        1987        Wal-Mart (Tractor
    Tullahoma, TN                                                                            Supply)(2)                  65,930
                                                                                             Kroger                      48,780
                                                                                             Ira A. Watson               32,680
VIRGINIA
Lynchburg
  Waterlick Plaza                        10/89          98,694         95       1973 &       Harris Teeter               30,780
    Lynchburg, VA                                                                1988        Piece Goods                 22,260
                                                                                             CVS Drugs                   10,500
Various
  Smyth Valley Crossing                  12/92         126,841        100        1989        Wal-Mart(7)                 65,930
    Marion, VA                                                                               Ingles                      32,000
  Harris Teeter(6)                     6/88 &           36,535        100       1981 &       Harris Teeter               36,535
    Lexington, VA                        6/89                                    1989
                                                     ---------                                                        ---------
TOTAL FOR 81 SHOPPING CENTERS                        8,195,472                                                        5,459,348

                                                                                  YEAR
                                                      COMPANY       PERCENT    COMPLETED,               MAJOR TENANTS
                                          DATE      OWNED GROSS     LEASED    RENOVATED OR   -----------------------------------
DESCRIPTION                             ACQUIRED   LEASEABLE AREA   7/1/97      EXPANDED             TENANT          SQUARE FEET
-----------                             --------   --------------   -------   ------------   ----------------------  -----------
                                                     (SQ. FT.)
NET LEASED WAL-MARTS
  Wal-Mart Stores, Inc.                  6/85           54,223        100%       1985        Wal-Mart                    54,223
    Mathews, LA
  Wal-Mart Stores, Inc.                  7/85           53,571        100        1985        Wal-Mart(2)                 53,571
    Marble Falls, TX
LAND PURCHASE LEASEBACKS
  Lawrence County Shopping Center        5/71          135,605        100        1971        N/A                            N/A
    Sybene, OH
  Grand Marche Shopping Center           9/72          200,585        100        1969        N/A                            N/A
    Lafayette, LA
  Manatee County Shopping Center         5/71          120,500        100        1971        N/A                            N/A
    Bradenton, FL
                                                     ---------                                                        ---------
TOTAL FOR 86 SHOPPING CENTERS                        8,759,956                                                        5,567,142
                                                     =========                                                        =========
APARTMENT
  Whitehall Kent Apartments(1)           6/79              188         89        1968        N/A                            N/A
    Kent, OH                                             units
                                                     =========
INDUSTRIAL PROPERTIES
  Industrial Buildings                   6/79          188,513         78       1956 &       ABF Freight System          82,400
    Charlotte, NC                                                                1963
  Plasti-Kote                            6/79           41,000        100       1961 &       Plasti-Kote Company         41,000
    Medina, OH                                                                   1966
                                                     ---------
                                                       229,513
                                                     =========
BANKS
  The Old Phoenix                       12/84           73,074        100       Various      The Old Phoenix             73,074
                                                     =========
    National Bank(9)                                                                           National Bank
    Medina County, OH

---------------

(1) Hoffner Plaza, Asheville Plaza and Abbeville Plaza represent candidates for sale or redevelopment. The Company has entered into contracts to sell Gulf Gate Plaza, Masonova Plaza and Whitehall Kent Apartments. See "The
    Company -- Recent Developments -- Dispositions."
(2) The noted tenants have vacated but are still paying minimum rental under their leases. If subleased, sublessee is noted in parenthesis.
(3) The Company owns a 54.5% interest in North Village Center and a 75% interest in Venice Plaza Shopping Center, which are consolidated for financial reporting purposes and minority interests recorded.
(4) The tenant has filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") and may, in accordance with the Bankruptcy Code, assume or reject its leases with the Company. However, the tenant has not informed the Company whether it will assume or reject such leases, which require aggregate per annum payments by the tenant of approximately $400,000.
(5) Subject to ground leases expiring in 2002 for Shelby Plaza and 1998 and 2008 for Plaza Acadienne. The Company has an option to purchase the land at Shelby Plaza for $265,000 in 2002.
(6) Asheville Plaza and Harris Teeter shopping center investments represent net leased properties not managed or operated by the Company.
(7) Tenant expanded its space by 32,980 sq. ft. to a total of 98,910 sq. ft. at its expense and at no additional rental on the increased square footage.
(8) Tenant expanded its space by 19,869 sq. ft. to a total of 57,114 sq. ft. at its expense and at no additional rental on the increased square footage.
(9) This investment represents 10 branch bank properties leased to one tenant.

  Shopping Center Lease Expirations

     The following tables show, as of July 1, 1997, anchor tenant and shop tenant lease expirations, assuming that no tenants exercise renewal options:

                               ANCHOR TENANTS(1)
                           LEASE EXPIRATION SCHEDULE

                                                               PERCENTAGE OF                     AVERAGE BASE
                                     APPROXIMATE               TOTAL LEASED                        RENT PER
                                      NUMBER OF                   SQUARE       ANNUALIZED BASE      SQUARE
LEASE YEAR                             LEASES       SQ. FT.       FOOTAGE        RENT UNDER        FOOTAGE
EXPIRATION                            EXPIRING     EXPIRING      EXPIRING      EXPIRING LEASES     EXPIRING
----------                           -----------   ---------   -------------   ---------------   ------------
Month-to-Month(2)..................        1          34,941         0%          $    60,000        $1.72
1997...............................        2          22,168         0                65,054         2.93
1998...............................        7         238,654         3             1,197,012         5.02
1999...............................        8          92,705         1               561,984         6.06
2000...............................        4          53,500         1               172,200         3.22
2001...............................        8          84,178         1               542,659         6.45
2002...............................       13         250,254         3               998,360         3.99
2003...............................        6          90,543         1               551,676         6.09
2004...............................        8         236,649         3             1,527,613         6.46
2005...............................       12         360,288         5             1,772,388         4.92
2006...............................        9         376,109         5             2,213,764         5.89
2007...............................        9         340,472         4             2,129,740         6.26
Thereafter.........................       76       3,386,681        43            20,962,376         6.19
                                         ---       ---------        --           -----------        -----
                                         163       5,567,142        71%          $32,754,826        $5.88
                                         ===       =========        ==           ===========        =====

---------------

(1) Anchor tenants include all supermarkets, drug stores, national value retailers and department stores and other tenants leasing in excess of 10,000 sq. ft. which, in management's opinion, have the traffic-generating qualities necessary to be considered an anchor.
(2) Lease is currently month-to-month.

                                SHOP TENANTS(1)
                           LEASE EXPIRATION SCHEDULE

                                                               PERCENTAGE OF                     AVERAGE BASE
                                     APPROXIMATE               TOTAL LEASED                        RENT PER
                                      NUMBER OF                   SQUARE       ANNUALIZED BASE      SQUARE
LEASE YEAR                             LEASES       SQ. FT.       FOOTAGE        RENT UNDER        FOOTAGE
EXPIRATION                            EXPIRING     EXPIRING      EXPIRING      EXPIRING LEASES   EXPIRING(2)
----------                           -----------   ---------   -------------   ---------------   ------------
Month-to-Month(3)..................        41         78,274         1%          $   653,938        $ 8.35
1997...............................        84        213,378         3             1,722,438          7.95
1998...............................       214        388,373         5             3,882,162          9.98
1999...............................       226        477,055         6             4,720,904          9.88
2000...............................       196        452,516         6             4,726,496         10.42
2001...............................       115        335,026         4             3,074,938          9.00
2002...............................        94        218,881         3             2,322,152         10.61
2003...............................        16         29,155         0               335,137         11.08
2004...............................         9         20,679         0               207,977         10.06
2005...............................         7         25,764         0               410,731         15.94
2006...............................        17         39,301         1               630,964         14.87
2007...............................         2          5,600         0               143,984         13.39
Thereafter.........................        11          4,752         0               220,909         12.81
                                        -----      ---------        --           -----------        ------
                                        1,032      2,288,754        29%          $23,052,730        $ 9.90
                                        =====      =========        ==           ===========        ======

---------------

(1) Shop tenants include all tenants except anchor tenants.
(2) Land rents, which totaled $396,093 and are included in Shop Tenant Annualized Base Rent, have been excluded in calculating Average Base Rent Per Square Foot.
(3) Leases currently month-to-month or in process of renewal.

MORTGAGE LOAN INVESTMENTS

     The Company held fixed rate mortgage loan investments with respect to seven properties aggregating $13,125,505 as of June 30, 1997. Each of these loans is secured by a first mortgage lien, except as described below. Interest rates on such investments ranged from 7.00% to 12.38% per annum, with maturity dates from August 1998 to May 2009. One of the Company's mortgage loan investments is a $5,050,579 purchase-money second lien mortgage taken back on the sale of a former equity investment, Spanish Quarter Apartments. The Spanish Quarter Apartments mortgage loan investment is part of a wrap-around mortgage financing and is subordinate to $664,830 of mortgage debt owed by the Company with respect to such property. All of the Company's mortgage loan investments are current, and the Company considers all such loans to be well-secured.

REIT STATUS

     In order to maintain its qualification as a REIT, the Company must satisfy various tests, including tests related to the source and amount of its income, the nature of its assets, and its stock ownership. For example, not more than 50% in value of the outstanding shares of the Company may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code of 1986, as amended). To minimize the possibility that the Company will fail to qualify as a REIT under this test, the Company's Amended and Restated Articles of Incorporation (the "Articles") authorize the directors to take such action as may be required to preserve its qualification as a REIT and generally limits the ownership of Common Stock by any particular shareholder. In addition, the ownership of the Company's assets must comply with certain asset tests that both limit the type of assets it may hold to certain types of real estate and other investment assets and limit the concentration of those assets in otherwise permitted investments.

     If the Company fails to qualify as a REIT, it will become subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at corporate rates, and would be unable to deduct dividends paid to shareholders. Should the failure to qualify be determined to have occurred retroactively in an earlier tax year of the Company, substantial federal income tax liability attributable to such nonqualifying tax years could be imposed on the Company. In addition, unless entitled to relief under certain statutory provisions, the Company will also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost, unless the failure was due to reasonable cause and not wilful neglect. This treatment would reduce the cash available for debt service because of the additional tax liability for the year or years involved. However, in such instances, distributions to shareholders would no longer be required to be made.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial data for the Company and is qualified by, and should be read in conjunction with, the information included under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the "Consolidated Financial Statements" included in the Company's Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 1996, and in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 incorporated herein by reference. In the opinion of Management, the consolidated historical financial information of the Company for the six months ended June 30, 1996 and 1997 includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth herein. See "Available Information" and "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                                                                                          AS OF AND FOR THE
                                                           AS OF AND FOR THE YEARS           SIX MONTHS
                                                              ENDED DECEMBER 31,           ENDED JUNE 30,
                                                        ------------------------------   -------------------
                                                          1994       1995       1996       1996       1997
                                                        --------   --------   --------   --------   --------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT
                                                                          PER SHARE DATA)
OPERATING DATA
Revenues:
  Income from rental properties.......................  $ 44,681   $ 58,008   $ 57,925   $ 28,752   $ 31,541
  Interest............................................     3,268        900      1,389        636        723
  Interest on direct financing leases.................     1,253      1,288        919        506        312
                                                        --------   --------   --------   --------   --------
                                                          49,202     60,196     60,233     29,894     32,576
                                                        --------   --------   --------   --------   --------
Expenses:
  Operating expenses of rental properties.............    10,319     12,734     12,113      5,785      6,517
  Interest............................................    14,553     17,572     17,750      8,825      7,357
  Depreciation........................................     8,214     10,427     10,310      5,188      5,582
  Amortization of debt costs..........................       446        446        596        285        204
  General and administrative..........................     2,881      3,467      3,862      1,921      1,799
                                                        --------   --------   --------   --------   --------
                                                          36,413     44,646     44,631     22,004     21,459
                                                        --------   --------   --------   --------   --------
Earnings before gain (loss) on real estate
  investments.........................................    12,789     15,550     15,602      7,890     11,117
                                                        --------   --------   --------   --------   --------
Gain (loss) on real estate investments:
  Gain (loss) on sales of properties..................       300        173      1,232        195         --
  Valuation loss......................................    (4,125)        --         --         --         --
                                                        --------   --------   --------   --------   --------
                                                          (3,825)       173      1,232        195          0
                                                        --------   --------   --------   --------   --------
Earnings before extraordinary items...................     8,964     15,723     16,834      8,085     11,117
Extraordinary items:
  Gain (loss) on extinguishment of debt...............     3,748       (137)       (16)       (16)        --
                                                        --------   --------   --------   --------   --------
         Net earnings.................................  $ 12,712   $ 15,586   $ 16,818   $  8,069   $ 11,117
                                                        ========   ========   ========   ========   ========
OTHER DATA
Net earnings per share................................  $   0.50   $   0.61   $   0.65   $   0.31   $   0.35
Dividends declared per share..........................  $   0.84   $  0.885   $   0.90   $   0.45   $   0.45
Weighted average shares outstanding...................    25,349     25,590     25,750     25,721     31,516
Funds from operations(1)..............................  $ 21,342   $ 26,406   $ 26,389   $ 13,294   $ 16,879
Assuming conversion of 7.30% convertible debentures:
  Funds from operations(1)............................       N/A   $ 32,983   $ 32,953   $ 16,576   $ 18,227
  Weighted average shares.............................       N/A     33,157     33,297     33,268     34,614
EBITDA(2).............................................  $ 36,002   $ 43,996   $ 44,258   $ 22,187   $ 24,260
Net cash flows from (used in):
  Operating activities................................  $ 22,512   $ 25,947   $ 27,751   $ 15,519   $ 17,057
  Investing activities................................  $(99,052)  $ (7,769)  $(15,660)  $   (611)  $(23,559)
  Financing activities................................  $   (248)  $(20,003)  $ (8,933)  $ (8,383)  $  4,948
Ratio of earnings to fixed charges(3).................      1.58x      1.86x      1.91x      1.88x      2.47x
Ratio of funds from operations before fixed charges to
  fixed charges(1)(3).................................      2.40x      2.45x      2.43x      2.45x      3.23x
Ratio of Debt to Total Assets(4)......................        47%        46%        48%        47%        37%
Ratio of secured Debt to Total Assets(4)..............        28%        21%        17%        19%        17%
Ratio of Unencumbered Assets to Unsecured Debt(4).....       369%       275%       244%       259%       358%
Ratio of Consolidated Income Available for Debt
  Service to Annual Service Charge(4).................      2.47x      2.50x      2.49x      2.51x      3.30x
Percent Leased........................................        93%        92%        94%        94%        95%

                                                              AS OF DECEMBER 31,           AS OF JUNE 30,
                                                        ------------------------------   -------------------
                                                          1994       1995       1996       1996       1997
                                                        --------   --------   --------   --------   --------
                                                                       (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA
Net real estate investments...........................  $418,553   $418,505   $424,875   $414,046   $450,839
Total assets..........................................   428,579    427,398    437,695    429,367    459,742
Mortgage notes payable................................   105,107     99,188     84,001     88,436     87,414
7.30% convertible subordinated debentures.............    86,250     84,905     84,905     84,905     29,971
7.45% senior notes....................................        --         --     49,929     49,921     49,937
Indebtedness to banks.................................    26,000     36,000     15,000         --     26,700
Total liabilities.....................................   225,541    228,768    244,340    233,647    204,016
Total shareholders' equity............................   203,038    198,630    193,355    195,720    255,727

---------------

(1) The Company defines funds from operations, consistent with the NAREIT definition, as net income before gains (losses) on real estate investments and extraordinary items plus depreciation and amortization of capitalized leasing costs. Interest on debentures and amortization of convertible debenture costs is added to funds from operations when assumed conversion of the debentures is dilutive. Conversion of the Convertible Debentures is dilutive and therefore assumed for the years ended December 31, 1995 and 1996 and for the six month periods ended June 30, 1996 and 1997. Management believes funds from operations should be considered along with, but not as an alternative to, net income as defined by generally accepted accounting principles as a measure of the Company's operating performance. Funds from operations does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs.
(2) EBITDA represents earnings before interest, income taxes, depreciation and amortization, gain or loss on real estate investments and extraordinary items. EBITDA is relevant to an understanding of the economics of the Company because it indicates cash flow available from the operations of the Company to service fixed obligations. EBITDA should not be considered as an alternative to operating income, as determined in accordance with generally accepted accounting principles, as an indicator of the Company's operating performance, or to cash flow from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity.
(3) For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income before income taxes and extraordinary items. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense, and amortization of debt costs, discounts and issue costs, whether expensed or capitalized. Conversion of the Convertible Debentures has not been assumed in the ratio of funds from operations before fixed charges to fixed charges.
(4) For a description of each ratio, see "Description of Notes -- Certain Covenants."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Notes are estimated to be approximately $73,824,000. The net proceeds will be used primarily to repay indebtedness outstanding under the Company's Line of Credit. Any excess proceeds will be used for general corporate purposes. At June 30, 1997 and August 4, 1997, indebtedness under the Line of Credit accrued interest at a weighted average rate of approximately 7.0% and 6.92% per annum, respectively. The Line of Credit currently terminates on January 4, 2001 and, subject to its terms, may be extended. The amounts outstanding under the Line of Credit were borrowed to fund acquisitions, to repay approximately $30.9 million of secured mortgage indebtedness and for general corporate purposes. Following this offering, the Company expects to continue to borrow and reborrow under the Line of Credit or to incur secured or other indebtedness for the acquisition, development, redevelopment, renovation and expansion of properties.

                                 CAPITALIZATION

CAPITAL STRUCTURE

     The following table sets forth the capitalization of the Company as of June 30, 1997, (i) on an actual basis, (ii) on a pro forma basis giving effect to repayments on July 17, 1997 of four mortgage notes payable aggregating approximately $30.9 million and the acquisition of Greenwood Shopping Center on July 1, 1997 for approximately $13.0 million, all funded from borrowings under the Line of Credit and (iii) as adjusted to give effect to such repayments and acquisition and to the offering of the Notes and the application of the net proceeds therefrom as described under "Use of Proceeds":

                                                                  JUNE 30, 1997
                                                        ----------------------------------
                                                         ACTUAL    PRO FORMA   AS ADJUSTED
                                                        --------   ---------   -----------
                                                              (DOLLARS IN THOUSANDS)
CAPITALIZATION
Debt:
  Mortgage notes payable..............................  $ 87,414   $ 56,533     $ 56,533
  7.30% convertible subordinated debentures...........    29,971     29,971       29,971
  7.45% senior unsecured notes........................    49,937     49,937       49,937
  Notes offered hereby................................        --         --       75,000
  Indebtedness to banks...............................    26,700     70,587           --
                                                        --------   --------     --------
          Total debt..................................   194,022    207,028      211,441
                                                        --------   --------     --------
Shareholders' equity:
  Common stock, $1 par value, 75,000,000 shares
     authorized; 32,075,298 shares issued and
     outstanding, actual, pro forma and as adjusted...    32,075     32,075       32,075
  Preferred stock, $1 par value, 10,000,000 shares
     authorized; none issued, actual, pro forma and as
     adjusted.........................................        --         --           --
  Additional paid-in-capital..........................   260,660    260,660      260,660
  Cumulative distributions in excess of net
     earnings.........................................   (37,008)   (37,008)     (37,008)
                                                        --------   --------     --------
          Total shareholders' equity..................   255,727    255,727      255,727
                                                        --------   --------     --------
          Total capitalization........................  $449,749   $462,755     $467,168
                                                        ========   ========     ========
CERTAIN RATIOS(1)
Ratio of Debt to Total Assets.........................        37%        39%          39%
Ratio of secured Debt to Total Assets.................        17%        11%          11%
Ratio of Unencumbered Assets to Unsecured Debt........       358%       292%         287%

---------------

(1) For a description of each ratio, see "Description of Notes -- Certain Covenants."

SUMMARY OF INDEBTEDNESS

     The following table sets forth the mortgage indebtedness of the Company currently secured by the following investments, with principal balances shown as of June 30, 1997 (dollar amounts in thousands):

                                                                                 HISTORICAL
                                                                                  COST OF
                                            PRINCIPAL    INTEREST   MATURITY     COLLATERAL
INVESTMENT                                   BALANCE       RATE       DATE       PROPERTIES
----------                                  ---------    --------   --------     ----------
Tarpon Heights............................   $ 2,219(1)   11.000%    3/01/98      $  2,837
Powers Ferry Plaza........................     1,250       9.000     1/31/99(2)      6,894
Pinhook Plaza.............................     7,145       9.875     1/01/00(3)     11,098
Macland Pointe............................     3,730       7.750     2/01/00(3)      6,113
Plaza Acadienne...........................     2,272      10.250     7/01/00(3)      2,974
Thomasville Commons.......................     5,509       9.625     6/01/02(3)      7,187
Spanish Quarter Apartments................       665       8.250     7/15/02         5,073(4)
Elmwood Oaks..............................     7,500(1)    8.375     6/01/05        11,179
North Village Center......................     2,593(5)    8.125     3/15/09         3,279
Spalding Village..........................    11,377(6)    8.194     9/01/10(3)     15,425
Village at Northshore.....................     5,496       9.000     7/01/13(7)      8,268
Grassland Crossing........................     6,755       7.865    12/01/16(3)      9,907
                                             -------                              --------
                                              56,511                              $ 90,234
                                                                                  ========
          Interest Premium................        22(8)
                                             -------
                                             $56,533
                                             =======

---------------

(1) Interest only. Entire principal due at maturity.
(2) Accrued and unpaid interest and $625,000 of the outstanding principal balance is due 1/31/98 and the remaining $625,000 of the outstanding principal balance and accrued and unpaid interest is due 1/31/99.
(3) Balloon payment at maturity.
(4) Balance represents the carrying value of the mortgage note receivable secured by Spanish Quarter Apartments before deducting $1,055,000 of deferred income taxes.
(5) Although the Company is a partner or joint venturer in this investment, 100% of the mortgage note payable is recorded for financial reporting purposes.
(6) Interest only through 9/01/00; then principal and interest of $1,158,448 annually for the last 10 years.
(7) Callable anytime after 7/30/03.
(8) For financial reporting purposes, mortgage indebtedness is valued assuming current interest rates at the dates of acquisition.

     The following table sets forth the debt obligations of the Company as of June 30, 1997, (i) on an actual basis, (ii) on a pro forma basis giving effect to repayments on July 17, 1997 of four mortgage notes payable aggregating approximately $30.9 million and the acquisition of Greenwood Shopping Center on July 1, 1997 for approximately $13.0 million, all funded from borrowings under the Line of Credit and (iii) as adjusted to give effect to such repayments and acquisition and to the offering of the Notes and the application of the net proceeds therefrom as described under "Use of Proceeds":

                                                               JUNE 30, 1997
                                                   -------------------------------------
                                                    ACTUAL     PRO FORMA     AS ADJUSTED
                                                   --------    ---------     -----------
                                                          (DOLLARS IN THOUSANDS)
1997...........................................    $ 31,349    $    468       $    468
1998...........................................       3,828       3,828          3,828
1999...........................................       1,690       1,690          1,690
2000...........................................      39,591(1)   12,891         12,891
2001...........................................      50,872(2)  121,459(3)      50,872(2)
2002...........................................       6,125       6,125          6,125
2003...........................................      30,875(4)   30,875(4)      30,875(4)
Thereafter.....................................      29,692      29,692        104,692(5)
                                                   --------    --------       --------
                                                   $194,022    $207,028       $211,441
                                                   ========    ========       ========

---------------

(1) Includes $26,700 of borrowings under the Line of Credit originally maturing January 4, 2000. In July 1997, the maturity of such indebtedness was extended to January 4, 2001.
(2) Includes $50,000,000 of 7.45% senior notes, less discount of $62,550.
(3) Includes $50,000,000 of 7.45% senior notes, less discount of $62,550, and $70,587,000 of borrowings under the Line of Credit maturing January 4, 2001. Not later than June 30 of each year, the Company may request to extend the maturity date of the Line of Credit for an additional twelve-month period beyond the existing maturity date.
(4) Includes $29,971,000 of Convertible Debentures due August 15, 2003. The Convertible Debentures are convertible at any time prior to maturity into Common Stock of the Company at $11.25 per share, subject to adjustment in certain events. The Company has the option to redeem the Convertible Debentures at par at any time.
(5) Includes the Notes offered hereby.

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the "Senior Securities" set forth in the accompanying Prospectus, to which reference is hereby made. Unless otherwise defined herein, capitalized terms used under "Description of Notes" have the meanings provided in the Indenture.

GENERAL

     The Notes constitute a separate series of Senior Securities (which are more fully described in the accompanying Prospectus)to be issued under an Indenture, dated as of November 9, 1995 (the "Original Indenture"), as supplemented by Supplemental Indenture No. 1, dated as of March 26, 1996, and Supplemental Indenture No. 2, dated as of August 15, 1997, between the Company and SunTrust Bank, Atlanta (the "Trustee"). Supplemental Indenture No. 2 is referred to herein as the "Supplemental Indenture," and Supplemental Indentures No. 1 and No. 2, together with the Original Indenture, are collectively referred to herein as the "Indenture." The Indenture has been filed as an exhibit to (or incorporated by reference into) the Registration Statement of which this Prospectus Supplement is a part and is available for inspection at the offices of the Company. The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made hereunder relating to the Indenture and the Notes to be issued thereunder are summaries of certain provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Notes. All section references appearing herein are to sections of the Indenture, and capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

     The Notes will be limited to an aggregate principal amount of $75,000,000 million and will be direct, senior unsecured obligations of the Company and will rank equally with all other unsecured and unsubordinated indebtedness of the Company from time to time outstanding. The Notes will be effectively subordinated to mortgages and other secured indebtedness of the Company and to indebtedness and other liabilities of any Subsidiaries (as defined below) which may be formed by the Company in the future. As of June 30, 1997, on a pro forma basis after giving effect to this offering, the application of the net proceeds therefrom, the repayment of certain secured indebtedness and a property purchase, the Company would have had outstanding approximately $211,441,000 of total indebtedness, of which approximately $124,937,000 would have been unsecured and unsubordinated indebtedness and approximately $56,533,000 would have been secured indebtedness. See "Capitalization."

     Except as described under "-- Certain Covenants -- Limitations on Incurrence of Debt" below and under "Description of Debt Securities -- Merger, Consolidation or Sale" in the accompanying Prospectus, the Indenture does not contain any provisions that would limit the ability of the Company to incur indebtedness or that would afford holders of the Notes protection in the event of (i) a debt-financed transaction involving the Company, (ii) a change of control or (iii) a reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the holders of the Notes. The Company may, in the future, enter into certain transactions such as the sale of all or substantially all of its assets or a merger or consolidation that may increase the amount of the Company's indebtedness or substantially change the Company's assets, which may have an adverse effect on the Company's ability to service its indebtedness, including the Notes. The Company may incur additional indebtedness, including secured indebtedness, subject to the provisions described below under "-- Certain Covenants -- Limitations on Incurrence of Debt."

     The Notes will only be issued in fully registered form in denominations of $1,000 and integral multiples thereof.

PRINCIPAL AND INTEREST

     The Notes will bear interest at 7.25% per annum and will mature on August 15, 2007. The Notes will bear interest from August 15, 1997 or from the immediately preceding Interest Payment Date (as defined below) to which interest has been paid, payable semi-annually in arrears on February 15 and August 15 of each year, commencing on February 15, 1998 (each, an "Interest Payment Date"), to the persons in whose name the applicable Notes are registered in the Security Register on the preceding February 1 or August 1 (whether or not a Business Day, as defined below), as the case may be (each, a "Regular Record Date"). Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

     If any Interest Payment Date or Stated Maturity falls on a day that is not a Business Day, the required payment shall be made on the next Business Day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or the Maturity Date, as the case may be. "Business Day" means any day, other than a Saturday or Sunday, on which banks in the City of New York or in the City of Atlanta are not required or authorized by law or executive order to close.

     The principal of and interest on the Notes will be payable at the corporate trust office of SunTrust Bank, Atlanta (the "Paying Agent") in the City of Atlanta, Georgia, initially located at 58 Edgewood Avenue, 4th Floor, Atlanta, Georgia 30303 or First Chicago Trust Company of New York, 14 Wall Street, 8th Floor, New York, New York 10005, provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register or by wire transfer of funds to such Person at an account maintained within the United States (Sections 301, 307, 1001 and 1002).

CERTAIN COVENANTS

     Limitations on Incurrence of Debt. The Company will not, and will not permit any Subsidiary to, incur any Debt (as defined below) if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 60% of the sum of (without duplication) (i) the Total Assets (as defined below) of the Company and its Subsidiaries as of the end of the calendar quarter covered in the Company's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Securities and Exchange Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by the Company or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt (Section 2.4 of the Supplemental Indenture).

     In addition to the foregoing limitation on the incurrence of Debt, the Company will not, and will not permit any Subsidiary to, incur any Debt secured by any Encumbrance (as defined below) upon any of the property of the Company or any Subsidiary if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis which is secured by any Encumbrance on property of the Company or any Subsidiary is greater than 40% of the sum of (without duplication) (i) the Total Assets of the Company and its Subsidiaries as of the end of the calendar quarter covered in the Company's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Securities and Exchange Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by the Company or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt. (Section 2.4 of the Supplemental Indenture).

     The Company and its Subsidiaries may not at any time own Total Unencumbered Assets (as defined below) equal to less than 150% of the aggregate outstanding principal amount of the Unsecured Debt of the Company and its Subsidiaries on a consolidated basis. (Section 2.4 of the Supplemental Indenture).

     In addition to the foregoing limitations on the incurrence of Debt, the Company will not, and will not permit any Subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service (as defined below) to the Annual Service Charge (as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5:1 on a pro forma basis after giving effect thereto and to the application of the proceeds therefrom, and calculated on the assumption that (i) such Debt and any other Debt incurred by the Company and its Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had occurred at the beginning of such period; (ii) the repayment or retirement of any other Debt by the Company and its Subsidiaries since the first day of such four-quarter period had been repaid or retired at the beginning of such period (except that, in making such computation, the amount of Debt under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such period); (iii) in the case of Acquired Debt (as defined below) or Debt incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition being included in such pro forma calculation; and (iv) in the case of any acquisition or disposition by the Company or its Subsidiaries of any asset or group of assets since the first day of such four-quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation (Section 2.4 of the Supplemental Indenture).

     As used herein, and in the Indenture:

          "Acquired Debt" means Debt of a Person (i) existing at the time such Person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case, other than Debt incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition. Acquired Debt shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary.

          "Annual Service Charge" for any period means the maximum amount which is payable during such period for interest on, and the amortization during such period of any original issue discount of, Debt of the Company and its Subsidiaries and the amount of dividends which are payable during such period in respect of any Disqualified Stock.

          "Capital Stock" means, with respect to any Person, any capital stock (including preferred stock), shares, interests, participations or other ownership interests (however designated) of such Person and any rights (other than debt securities convertible into or exchangeable for corporate stock), warrants or options to purchase any thereof.

          "Consolidated Income Available for Debt Service" for any period means Earnings from Operations (as defined below) of the Company and its Subsidiaries plus amounts which have been deducted, and minus amounts which have been added, for the following (without duplication): (i) interest on Debt of the Company and its Subsidiaries, (ii) provision for taxes of the Company and its Subsidiaries based on income, (iii) amortization of debt discount, (iv) provisions for gains and losses on properties and property depreciation and amortization, (v) the effect of any noncash charge resulting from a change in accounting principles in determining Earnings from Operations for such period and (vi) amortization of deferred charges.

          "Debt" of the Company or any Subsidiary means any indebtedness of the Company or any Subsidiary, whether or not contingent, in respect of (i) money borrowed or evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness for borrowed money secured by any Encumbrance existing on property owned by the Company or any Subsidiary,
     (iii) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement, (iv) the principal amount of all obligations of the Company or any Subsidiary with respect to redemption, repayment or other repurchase of any Disqualified Stock or (v) any lease of property by the Company or any Subsidiary as lessee which is reflected on the Company's Consolidated Balance Sheet as a capitalized lease in accordance with GAAP, to the extent, in the case of items of indebtedness under (i) through (iii) above, that any such items (other than letters of credit) would appear as a liability on the Company's Consolidated Balance Sheet in accordance with GAAP, and also includes, to the extent not otherwise included, any obligation by the Company or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Debt of another Person (other than the Company or any Subsidiary) (it being understood that Debt shall be deemed to be incurred by the Company or any Subsidiary whenever the Company or such Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof).

          "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which by the terms of such Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise
     (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than Capital Stock which is redeemable solely in exchange for common stock), (ii) is convertible into or exchangeable or exercisable for Debt or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part (other than Capital Stock which is redeemable solely in exchange for common stock), in each case on or prior to the Stated Maturity of the Notes.

          "Earnings from Operations" for any period means net earnings excluding gains and losses on sales of investments, extraordinary items, and property valuation losses, net as reflected in the financial statements of the Company and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP.

          "Encumbrance" means any mortgage, lien, charge, pledge or security interest of any kind.

          "Subsidiary" means, with respect to any Person, any corporation or other entity of which a majority of (i) the voting power of the voting equity securities or (ii) the outstanding equity interests are owned, directly or indirectly, by such Person. For the purposes of this definition, "voting equity securities" means equity securities having voting power for the election of directors, whether at all times or only so long as no senior class of security has such voting power by reason of any contingency.

          "Total Assets" as of any date means the sum of (i) the Undepreciated Real Estate Assets and (ii) all other assets of the Company and its Subsidiaries determined in accordance with GAAP (but excluding accounts receivable and intangibles).

          "Total Unencumbered Assets" means the sum of (i) those Undepreciated Real Estate Assets not subject to an Encumbrance for borrowed money and
     (ii) all other assets of the Company and its Subsidiaries not subject to an Encumbrance for borrowed money determined in accordance with GAAP (but excluding accounts receivable and intangibles).

          "Undepreciated Real Estate Assets" as of any date means the cost (original cost plus capital improvements) of real estate assets of the Company and its Subsidiaries on such date, before depreciation and amortization determined on a consolidated basis in accordance with GAAP.

          "Unsecured Debt" means Debt which is not secured by any Encumbrance upon any of the properties of the Company or any Subsidiary.

     See "Description of Debt Securities -- Certain Covenants" in the accompanying Prospectus for a description of additional covenants applicable to the Company.

OPTIONAL REDEMPTION

     The Notes may be redeemed at any time at the option and in the sole discretion of the Company, in whole or from time to time in part, at a redemption price equal to the sum of (i) the principal amount of the

Notes being redeemed plus accrued interest thereon to the redemption date and
(ii) the Make-Whole Amount (as defined below), if any, with respect to such Notes (the "Redemption Price").

     If notice has been given as provided in the Indenture and funds for the redemption of any Notes called for redemption shall have been made available on the redemption date referred to in such notice, such Notes will cease to bear interest on the date fixed for such redemption specified in such notice, and the only right of the holders of the Notes will be to receive payment of the Redemption Price.

     Notice of any optional redemption of any Notes will be given to holders at their addresses, as shown in the security register for the Notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the Notes held by each holder to be redeemed.

     If less than all the Notes are to be redeemed at the option and in the sole discretion of the Company, the Company will notify the Trustee at least 45 days prior to giving notice of redemption (or such shorter period as is satisfactory to the Trustee) of the aggregate principal amount of Notes to be redeemed and their redemption date. The Trustee shall select not more than 60 days prior to the redemption date, in such manner as it shall deem fair and appropriate, Notes to be redeemed in whole or in part.

     As used herein:

          "Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of any Notes, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of each such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third business day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made to the date of redemption or accelerated payment, over
     (ii) the aggregate principal amount of the Notes being redeemed or paid. For purposes of the Indenture, all references to any "premium" on the Notes shall be deemed to refer to any Make-Whole Amount, unless the context otherwise requires.

          "Reinvestment Rate" means 0.25% (one quarter of one percent) plus the arithmetic mean of the yields under the heading "Week Ending" published in the most recent Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

          "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which reports yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index which shall be designated by the Company.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     The provisions of Article 14 of the Indenture relating to defeasance and covenant defeasance, which are described under "Description of Debt
Securities -- Discharge, Defeasance and Covenant Defeasance" in the accompanying Prospectus, will apply to the Notes. Each of the covenants described under "-- Certain

Covenants" herein and "Description of Debt Securities -- Certain Covenants" in the accompanying Prospectus will be subject to covenant defeasance.

ORIGINAL ISSUE DISCOUNT

     The Notes are being issued with certain original issue discount ("OID"). The amount of OID is considered de minimis because the stated redemption price at maturity (100% of par) does not exceed the issue price of the Notes (99.432% of par) by more than 0.25% of the stated redemption price at maturity multiplied by the number of complete years to maturity. Accordingly, under applicable Treasury Regulations, a holder of Notes must include any such OID in income as stated principal payments are made. The "issue price" of the Notes is the first price at which a substantial number of Notes were sold for money, excluding sales to underwriters, placement agents or wholesalers. The "stated redemption price at maturity" is the sum of all payments to be made on the Notes other than "qualified stated interest." The term "qualified stated interest" means, generally, stated interest that is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed rate or, subject to certain conditions, based on one or more interest indices. Interest is payable at a single fixed rate only if the rate appropriately takes into account the length of the interval between payments.

BOOK-ENTRY SYSTEM

     The Notes will be issued in the form of one or more fully registered global securities ("Global Securities") which will be deposited with, or on behalf of DTC, and registered in the name of DTC's nominee, Cede & Co. Except under the circumstance described below, the Notes will not be issuable in definitive form. Unless and until it is exchanged in whole or in part for the individual Notes represented thereby, a Global Security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee of DTC to a successor depository or any nominee of such successor.

     Upon the issuance of a Global Security, DTC or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Notes represented by such Global Security to the accounts of persons that have accounts with DTC ("Participants"). Such accounts shall be designated by the underwriters, dealers or agents with respect to the Notes. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to beneficial interests of Participants) and records of Participants (with respect to beneficial interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer any beneficial interest in a Global Security.

     So long as DTC or its nominee is the registered owner of such Global Security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Security for all purposes under the Indenture and the beneficial owners of the Notes will be entitled only to those rights and benefits afforded to them in accordance with DTC's regular operating procedures. Except as provided below, owners of beneficial interest in a Global Security will not be entitled to have any of the individual Notes registered in their names, will not receive or be entitled to receive physical delivery of any such notes in definitive form and will not be considered the owners or holders thereof under the Indenture.

     Payments of principal of and any interest on, individual Notes represented by a Global Security registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the Global Security representing such Notes. None of the Company, the Trustee, any Paying Agent or the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a permanent Global Security representing any Notes, immediately will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of DTC or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name." Such payments will be the responsibility of such Participants.

     If DTC is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue individual Notes in exchange for the Global Security or Securities representing the Notes. In addition, the Company may, at any time and in its sole discretion, determine not to have any Notes represented by one or more Global Securities and, in such event, will issue individual Notes in exchange for the Global Security or Securities representing the Notes. Individual Notes so issued will be issued in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof.

     DTC has advised the Company of the following information regarding DTC: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its Participants deposit with DTC. DTC also facilitates the settlement among its Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in its Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of DTC include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct Participant of DTC, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Commission.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest in respect of the Notes will be made by the Company in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

NO PERSONAL LIABILITY

     No past, present or future director, officer or shareholder of the Company or any successor thereof shall have any liability for any obligation, covenant or agreement of the Company contained under the Notes, the Indenture or other debt obligations. Each Holder of Notes by accepting such Notes waives and releases all such liability. The waiver and release are part of the consideration for the issue of the Notes.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement, dated August 12, 1997 (the "Underwriting Agreement"), by and among the Company and the underwriters named below (the "Underwriters"), the Company has agreed to sell to each of the Underwriters, severally, and each of the Underwriters has agreed severally to purchase, the respective principal amount of the Notes set forth opposite its name below:

                                                               PRINCIPAL
UNDERWRITER                                                     AMOUNT
-----------                                                   -----------
PaineWebber Incorporated....................................  $37,500,000
Salomon Brothers Inc........................................   37,500,000
                                                              -----------
          Total.............................................  $75,000,000
                                                              ===========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters will purchase all Notes offered hereby if any of such Notes are purchased.

     The Underwriters have advised the Company that they propose initially to offer the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of 0.40% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of 0.25% of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the public offering price and other selling terms may from time to time be changed.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     Until the distribution of the Notes is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters to bid for and purchase the Notes. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes. In addition, if the Underwriters create a short position in the Notes in connection with this offering (i.e., they sell more Notes than are set forth on the cover page of this Prospectus Supplement), the Underwriters may reduce that short position by purchasing Notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL OPINIONS

     The validity of the Notes offered hereby and certain other legal matters will be passed upon for the Company by Alston & Bird LLP, Atlanta, Georgia. Certain legal matters will be passed upon for the Underwriters by Rogers & Wells, New York, New York. Rogers & Wells will rely upon the opinion of Alston & Bird LLP with respect to all matters of Georgia law.

PROSPECTUS

                              IRT PROPERTY COMPANY

                                  $200,000,000
                        DEBT SECURITIES AND COMMON STOCK
                             ---------------------
     IRT Property Company (the "Company") may from time to time issue, in one or more series, its (i) unsecured senior or subordinated debt securities (the "Debt Securities") and (ii) shares of Common Stock, $1 par value ("Common Stock"), having an aggregate initial public offering price not to exceed $200,000,000 (or its equivalent in any other currency or composite currency based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. The Debt Securities and Common Stock (collectively, the "Securities") may be offered, separately or together, in separate series, in amounts, at prices and on terms to be set forth in a supplement or supplements to this Prospectus ("Prospectus Supplement").

     The Debt Securities will be direct unsecured obligations of the Company and may be either senior debt securities ("Senior Securities") or subordinated debt securities ("Subordinated Securities"). The Senior Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Securities will be subordinated to all existing and future Senior Debt of the Company, as defined. See "Description of Debt Securities."

     The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Debt Securities, the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Company or repayment at the option of the Holder, terms for sinking fund payments, terms for conversion into Common Stock, additional covenants and any initial public offering price; and (ii) in the case of Common Stock, any initial public offering price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case including limitations as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for federal income tax purposes.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

     The Securities may be offered directly by the Company, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement or a term sheet describing the method and terms of the offering of such series of Securities.
                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                             ---------------------
       THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
          ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO
                                   THE CONTRARY IS UNLAWFUL.
                             ---------------------
                THE DATE OF THIS PROSPECTUS IS NOVEMBER 9, 1995.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, New York, New York 10048. In addition, the Common Stock is listed on the New York Stock Exchange, Inc. ("NYSE") and similar information about the Company can be inspected and copied at prescribed rates at the offices of the NYSE, 20 Broad Street, New York, New York 10005. In addition, the Commission maintains a site on the World Wide Web at http://www.sec.gov that contains reports, information statements and other information regarding the Company and other registrants that file electronically with the Commission.

     The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities being offered hereby. For further information with respect to the Company and the Securities offered hereby, reference is made to the Registration Statement and exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance, reference is made to the copy of such contract or documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 1-7859) are incorporated in this Prospectus by reference and are made a part hereof:

          1. The Company's Annual Report on Form 10-K for the year ended December 31, 1994, as amended and restated under Form 10-K/A Amendment No. 1 filed September 28, 1995.

          2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995.

          3. The Company's Current Report on Form 8-K filed January 5, 1995 (date of event reported December 21, 1994), as amended by Form 8-K/A Amendment No. 1 filed January 20, 1995 and Form 8-K/A Amendment No. 2 filed March 1, 1995.

          4. The description of the Company Common Stock contained in the Company's prospectus dated August 5, 1991 which constitutes a part of Registration Statement No. 33-41301 filed with the Commission.

     Each document filed subsequent to the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the offering of all Securities to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and shall be a part hereof from the date of filing of such document.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement herein, in any accompanying Prospectus Supplement relating to a specific offering of Securities or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement. Subject to the foregoing, all information appearing in this Prospectus and each accompanying Prospectus Supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

     Upon written or oral request of any person to whom a Prospectus is delivered, the Company will provide, without charge, a copy of the documents which have been incorporated by reference in this Prospectus.

Requests for such documents should be directed to Lee A. Harris, Senior Vice President and Secretary, IRT Property Company, 200 Galleria Parkway, Suite 1400, Atlanta, Georgia 30339, telephone (770) 955-4406.

                                  THE COMPANY

     The Company, founded in 1969, is a self-administered and self-managed equity REIT which invests primarily in neighborhood and community shopping centers which are located in the Southeastern United States and are anchored by supermarkets, drug stores and/or discount variety stores. As of June 30, 1995, the Company owned 83 shopping centers comprising approximately 8.7 million square feet of leasable space.

     The Company conducts its property management and leasing activities internally through its offices in Atlanta, Charlotte, Orlando, Fort Lauderdale and New Orleans. The Company believes that this approach promotes efficiencies in property maintenance, leasing, cost control and the identification of expansion and redevelopment opportunities. The Company is and has been an active redeveloper of properties and believes it can add significantly to operating results and values by a continued emphasis on property enhancement.

     The Company conducts its operations in order to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). The Company's principal executive offices are located at 200 Galleria Parkway, Suite 1400, Atlanta, Georgia 30339, and its telephone number is (770) 955-4406.

                                USE OF PROCEEDS

     Unless otherwise specified in the applicable Prospectus Supplement for any offering of Securities, the Company intends to use the net proceeds from the sale of Securities offered by the Company to repay debt (including repayments of amounts drawn on lines of credit), improve, expand or redevelop its properties, acquire or develop additional properties and for working capital. Pending use for the foregoing purposes, such proceeds may be invested in short-term, interest-bearing time or demand deposits with financial institutions, cash items or qualified government securities.

                                 CERTAIN RATIOS

     The following table sets forth the Company's consolidated ratios of earnings to fixed charges for the periods shown:

                                                                                                          SIX MONTHS
                                                                        YEARS ENDED                         ENDED
                                                                       DECEMBER 31,                        JUNE 30,
                                                         -----------------------------------------      --------------
                                                         1990     1991     1992     1993     1994       1994     1995
                                                         -----    -----    -----    -----    -----      -----    -----
Ratio of Earnings to Fixed Charges.....................   2.07x    1.78x    1.99x    2.20x    1.58x      1.30x    1.86x

     The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For these purposes, earnings consist of income before extraordinary items plus fixed charges. Fixed charges consist of interest expense (including interest costs capitalized), amortization of debt costs and the portion of rent expense representing an interest factor.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

     The Senior Securities are to be issued under an indenture (the "Senior Indenture"), to be entered into between the Company and SunTrust Bank, Atlanta, as Trustee, and the Subordinated Securities are to be issued under an indenture (the "Subordinated Indenture"), also to be entered into between the Company and SunTrust Bank, Atlanta, as Trustee. The term "Trustee" as used herein shall refer to SunTrust Bank, Atlanta, or such other bank as the Company may appoint as trustee pursuant to the terms of the applicable Indenture, in its or their capacity as Trustee for the Senior Securities or the Subordinated Securities, as appropriate. The forms of the Senior Indenture and the Subordinated Indenture (being sometimes referred to herein collectively as the "Indentures" and individually as an "Indenture") are filed as exhibits to the Registration Statement. The Indentures are subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"), and may be supplemented from time to time following execution. The statements made under this heading relating to the Debt Securities and the Indentures are summaries of the provisions thereof and do not purport to be complete and are qualified in their entirety by reference to the Indentures and such Debt Securities. All section references below are to sections of the Indentures and capitalized terms used but not defined herein shall have the respective meanings set forth in the Indentures.

     As of June 30, 1995, the Company had $84,905,000 aggregate principal amount of 7.3% Convertible Subordinated Debentures outstanding due in 2003. SunTrust Bank, Atlanta serves as the trustee under the indenture pursuant to which such convertible subordinated debentures were issued.

TERMS

     The Debt Securities will be direct, unsecured obligations of the Company. The indebtedness represented by the Senior Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The indebtedness represented by the Subordinated Securities will be subordinated in right of payment to the prior payment in full of the Senior Debt of the Company as described under "Subordination."

     Each Indenture provides that the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in, or pursuant to authority granted by, a resolution of the Board of Directors of the Company or as established in one or more indentures supplemental to such Indenture. Debt Securities may be issued with terms different from those of Debt Securities previously issued; all Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section 301 of each Indenture).

     Each Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under an Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series (Section 608 of each Indenture). In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee (Section 101 and Section 609 of each Indenture), and, except as otherwise indicated herein, any action described herein to be taken by each Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the applicable Indenture.

     Reference is made to the applicable Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including, but not limited to:

          (1) the title of such Debt Securities and whether such Debt Securities are Senior Securities or Subordinated Securities;

          (2) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

          (3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities which is convertible into Capital Stock (as defined in the Indentures) or the method by which any such portion shall be determined;

          (4) if convertible, any applicable limitations on the ownership or transferability of the Common Stock into which such Debt Securities are convertible including such limitations in connection with the preservation of the Company's status as a REIT;

          (5) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable and the amount of principal payable thereon;

          (6) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

          (7) the date or dates, or the method for determining such date or dates, from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable, the Regular Record Dates if any, for such interest payable on any Registered Security on any Interest Payment Dates, or the method by which such dates shall be determined, the Persons to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year consisting of twelve 30-day months;

          (8) the place or places where the principal of (and premium or Make-Whole Amount, if any) interest, if any, on and Additional Amounts, if any, payable in respect of such Debt Securities will be payable, where such Debt Securities may be surrendered for conversion or registration of transfer or exchange and where notices or demands to or upon the Company in respect of such Debt Securities and the applicable Indenture may be served;

          (9) the period or periods within which, the price or prices (including premium or Make-Whole Amount, if any) at which, the currency or currencies, currency unit or units or composite currency or currencies in which and the other terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the option of the Company if the Company is to have such an option;

          (10) the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which, the date or dates on which, the price or prices at which, the currency or currencies, currency unit or units or composite currency or currencies in which and the other terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

          (11) if other than United States dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

          (12) whether the amount of payment of principal of (and premium or Make-Whole Amount, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units, composite currency or currencies, commodities, equity indices or other indices) and the manner in which such amounts shall be determined;

          (13) whether the principal of (and premium or Make-Whole Amount, if any) or interest or Additional Amounts, if any, on such Debt Securities are to be payable, at the election of the Company or a Holder thereof, in a currency or currencies, currency unit or units or composite currency or currencies other than that in which such Debt Securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of, and identity of the exchange rate agent with responsibility for, determining the exchange rate between the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are denominated or stated to be payable and the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are to be payable;

          (14) provisions, if any, granting special rights to the Holders of such Debt Securities upon the occurrence of such events as may be specified;

          (15) any addition to, modifications of or deletions from the terms of such Debt Securities with respect to the Events of Default or covenants set forth in the applicable Indenture;

          (16) whether such Debt Securities will be issued in certificated or book-entry form and terms and conditions relating thereto;

          (17) whether such Debt Securities will be in registered or bearer form and terms and conditions relating thereto, and if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof if other than $5,000;

          (18) the applicability, if any, of the defeasance and covenant defeasance provisions of the applicable Indenture;

          (19) the terms, if any, upon which such Debt Securities may be convertible into Capital Stock of the Company and the terms and conditions upon which such conversion will be effected, including, without limitation, the initial conversion price or rate and the conversion period;

          (20) whether and under what circumstances the Company will pay Additional Amounts, if any, as contemplated in the applicable Indenture on such Debt Securities to any Holder who is not a United States person in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities in lieu of paying such Additional Amounts (and the terms of any such option); and

          (21) any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture (Section 301 of each Indenture).

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities") (Section 502 of each Indenture). Any special U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

     Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series issued in registered form will be issuable in denominations of $1,000 and integral multiples thereof. Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series issued in bearer form will be issuable in denominations of $5,000 (Section 302 of each Indenture).

     Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and applicable premium or Make-Whole Amount, if any) and interest, if any, on any series of Debt Securities will be payable at the corporate trust office of the Trustee, initially located at 58 Edgewood Ave., Room 400, Atlanta, Georgia 30303 in the case of each of the Senior Securities and the Subordinated Securities, provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register for such series or by wire transfer of funds to such Person at an account maintained within the United States (Sections 301, 305, 307 and 1002 of each Indenture).

     Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable Regular Record Date and may either be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the applicable Trustee, notice whereof shall be mailed to each Holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the applicable Indenture (Section 307 of each Indenture).

     Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the applicable Trustee referred to above. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer or exchange at the corporate trust office of the applicable Trustee referred to above. Every Debt Security surrendered for conversion, registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305 of each Indenture). If the applicable Prospectus Supplement refers to any transfer agent (in addition to the applicable Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002 of each Indenture).

     Neither the Company nor any Trustee shall be required to: (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing or publication of the relevant notice of redemption; (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; (iii) exchange any Bearer Security selected for redemption, except that such a Bearer Security may be exchanged for a Registered Security of that series and like tenor, provided that such Registered Security shall be simultaneously surrendered for redemption; or (iv) issue, register the transfer of or exchange any Debt Security that has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid (Section 305 of each Indenture).

MERGER, CONSOLIDATION OR SALE

     The Company may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other corporation or trust or entity provided that: (i) either the Company shall be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium or Make-Whole Amount, if any) and interest (including any Additional Amounts), if any, on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in each Indenture; (ii) immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of the Company or any Subsidiary as a result thereof as having been incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and
(iii) an officers' certificate and legal opinion covering such conditions shall be delivered to the Trustee (Sections 801 and 803 of each Indenture).

CERTAIN COVENANTS

     Existence. Except as permitted under "Merger, Consolidation or Sale," the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its legal existence, rights (charter and statutory) and franchises; provided, however, that the Company shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business (Section 1005 of each Indenture).

     Maintenance of Properties. The Company will cause all of its material properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Company and its Subsidiaries shall not be prevented from selling or otherwise disposing of their properties in the ordinary course of business (Section 1006 of each Indenture).

     Insurance. The Company will keep, and will cause each of its Subsidiaries to keep, all of its insurable properties insured against loss or damage in an amount at least equal to their then full insurable value with financially sound and acceptable insurance companies (Section 1007 of each Indenture).

     Payment of Taxes and Other Claims. The Company will pay or discharge, or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon the income, profits or property of the Company or any Subsidiary and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Company or any Subsidiary; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings (Section 1008 of each Indenture).

     Provision of Financial Information. Whether or not the Company is subject to Section 13 or 15(d) of the Exchange Act, the Company will, within 15 days of each of the respective dates by which the Company would have been required to file annual reports, quarterly reports and other documents with the Commission pursuant to such Section 13 and 15(d) if the Company were so subject, (i) transmit by mail to all Holders of Debt Securities, as their names and addresses appear in the Security Register, without cost to such Holders, copies of the annual reports and quarterly reports that the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections, (ii) file with the applicable Trustee copies of the annual reports, quarterly reports and other documents that the Company would have been required to file with the Commission pursuant to
Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections and (iii) promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder (Section 1009 of each Indenture).

     Waiver of Certain Covenants. The Company may omit to comply with any term, provision or condition of the foregoing covenants, and with any other term, provision or condition with respect to the Debt Securities of any series specified in Section 301 of the Indentures (except any such term, provision or condition which could not be amended without the consent of all Holders of Debt Securities of such series), if before or after the time for such compliance the Holders of at least a majority in principal amount of all outstanding Debt Securities of such series, by Act of such Holders, either waive such compliance in such instance or generally waive compliance with such covenant or condition except to the extent so expressly waived, and until such waiver shall become effective, the obligations of the Company and the duties of the Trustee in respect of any such term, provision or condition shall remain in full force and effect (Section 1012 of each Indenture).

     Additional Covenants. Any additional covenants with respect to any series of Debt Securities will be set forth in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     Each Indenture provides that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (i) default for 30 days in the payment of any installment of interest or Additional Amounts, if any, payable on any Debt Security of such series; (ii) default in the payment of the principal of (or premium or Make-Whole Amount, if any, on) any Debt Security of such series at its Maturity; (iii) default in making any sinking fund payment as required for any Debt Security of such series; (iv) default in the performance or breach of any other covenant of the Company contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 60 days after written notice as provided in the applicable Indenture; (v) default under a bond, debenture, note or other evidence of indebtedness for money borrowed by the Company (or by any Subsidiary, the repayment of which the Company has guaranteed or for which the Company is directly responsible or liable as obligor or guarantor) having a principal amount outstanding in excess of $10,000,000, (other than indebtedness which is non-recourse to the Company or the Subsidiaries), whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such acceleration having been rescinded or annulled within 30 days after written notice to the Company as provided in the Indenture; (vi) the entry by a court of competent jurisdiction of one or more judgments, orders or decrees against the Company or any Subsidiary in an aggregate amount (excluding amounts fully covered by insurance) in excess of $10,000,000 and such judgments, orders or decrees remain undischarged, unstayed and unsatisfied in an aggregate amount (excluding amounts fully covered by insurance) in excess of $10,000,000 for a period of 60 consecutive days; (vii) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary or for all or substantially all of the property of either, and (viii) any other Event of Default provided with respect to a particular series of Debt Securities (Section 501 of each Indenture). The term "Significant Subsidiary" means each significant subsidiary (as defined in Regulation S-X promulgated under the Securities Act) of the Company.

     If an Event of Default under an Indenture with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, then in every such case the applicable Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) of and premium or Make-Whole Amount, if any, on all of the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the applicable Trustee if given by the Holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Trustee, the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) may rescind and annul such declaration and its consequences if (i) the Company shall have deposited with the applicable Trustee all required payments of the principal of (and premium or Make-Whole Amount, if any) and interest, and any Additional Amounts, on the Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the applicable Trustee and (ii) all Events of Default, other than the nonpayment of accelerated principal (or a specified portion thereof and the premium or Make-Whole Amount, if any) or interest, with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) have been cured or waived as provided in the Indenture (Section 502 of each Indenture). Each Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default
(x) in the payment of principal of (or premium or Make-Whole Amount, if any) or interest or Additional Amounts, if any, on any Debt Security of such series or
(y) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the Holders of each Outstanding Debt Security affected thereby (Section 513 of each Indenture).

     The Trustee is required to give notice to the Holders of Debt Securities within 90 days of a default under the applicable Indenture unless such default shall have been cured or waived; provided, however, that such Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium or Make-Whole Amount, if any) or interest or Additional Amounts, if any, on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if the Responsible Officers of such Trustee consider such withholding to be in the interest of such Holders (Section 601 of each Indenture).

     Each Indenture provides that no Holder of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to such Indenture or for any remedy thereunder, except in the case of failure of the applicable Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it (Section 507 of each Indenture). This provision will not prevent, however, any Holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium or Make-Whole Amount, if any) and interest if any, on or Additional Amounts, if any, payable with respect to such Debt Securities at the respective due dates thereof (Section 508 of each Indenture).

     Subject to provisions in each Indenture relating to its duties in case of default, the Trustee is under an obligation to exercise any of its rights or powers under such Indenture at the request or direction of any Holders of any series of Debt Securities then Outstanding under such Indenture, unless such Holders shall have offered to the Trustee thereunder reasonable security or indemnity (Section 602 of each Indenture). The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under each Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee, or of exercising any trust or power conferred upon such Trustee. However, the Trustee may refuse to follow any direction which is in conflict with any law or the applicable Indenture, which may involve such Trustee in personal liability or which may be unduly prejudicial to the Holders of Debt Securities of such series not joining therein (Section 512 of each Indenture).

     Within 120 days after the close of each fiscal year, the Company must deliver to each Trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the applicable Indenture and, if so, specifying each such default and the nature and status thereof (Section 1010 of each Indenture).

MODIFICATION OF THE INDENTURES

     Modification and amendment of an Indenture may be made only with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities issued under such Indenture which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby, (i) change the Stated Maturity of the principal of (or Premium or Make-Whole Amount, if any), or any installment of principal of or interest or Additional Amounts, if any, payable on, any such Debt Security, (ii) reduce the principal amount of, or the rate or amount of interest on, or any premium or Make-Whole Amount, payable on redemption of or any Additional Amount, if any, payable with respect to any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the Holder of any such Debt Security, (iii) change the Place of Payment, or the coin or currency, for payment of principal of (and Premium or Make-Whole Amount, if any), or interest on, or any Additional Amounts payable with respect to, any such Debt Security,
(iv) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security, (v) reduce the percentage of the Holders of outstanding Debt Securities of any series necessary to modify or amend the applicable Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the applicable Indenture, or (vi) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of such Debt Security (Section 902 of each Indenture).

     The Holders of not less than a majority in principal amount of Outstanding Debt Securities issued under either Indenture have the right to waive compliance by the Company with certain covenants in such Indenture (Section 1012 of each Indenture).

     Modifications and amendments of an Indenture may be made by the Company and the respective Trustee thereunder without the consent of any Holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another Person to the Company as obligor under such Indenture; (ii) to add to the covenants of the Company for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Company in such Indenture; (iii) to add Events of Default for the benefit of the Holders of all or any series of Debt Securities; (iv) to add or change any provisions of an

Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect; (v) to add, change or eliminate any provisions of an Indenture, provided that any such addition, change or elimination shall become effective only when there are no Outstanding Debt Securities of any series created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series, including the provisions and procedures, if applicable, for the conversion of such Debt Securities into Capital Stock of the Company; (viii) to provide for the acceptance or appointment of a successor Trustee or facilitate the administration of the trusts under an Indenture by more than one Trustee; (ix) to cure any ambiguity, defect or inconsistency in an Indenture, provided that such action shall not adversely affect the interests of Holders of Debt Securities of any series issued under such Indenture; (x) to close an Indenture with respect to the authentication and delivery of additional series of Debt Securities or to qualify, or maintain qualification of, an Indenture under the TIA; or (xi) to supplement any of the provisions of an Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect (Section 901 of each Indenture).

SUBORDINATION

     Upon any distribution to creditors of the Company in a liquidation, dissolution, bankruptcy, insolvency or reorganization, the payment of the principal of and interest on the Subordinated Securities will be subordinated to the extent provided in the Subordinated Indenture in right of payment to the prior payment in full of all Senior Debt (Sections 1601 and 1602 of the Subordinated Indenture), but the obligation of the Company to make payment of the principal of and interest on the Subordinated Securities will not otherwise be affected (Section 1608 of the Subordinated Indenture). No payment of principal or interest may be made on the Subordinated Securities at any time if a default on Senior Debt exists that permits the holders of such Senior Debt to accelerate its maturity and the default is the subject of judicial proceedings or the Company receives notice of the default (Section 1603 of the Subordinated Indenture). The Company may resume payments on the Subordinated Securities when the default is cured or waived, or 120 days pass after the notice is given if the default is not the subject of judicial proceedings, if the subordination provisions of the Subordinated Indenture otherwise permit payment at that time (Section 1603 of the Subordinated Indenture). After all Senior Debt is paid in full and until the Subordinated Securities are paid in full, Holders will be subrogated to the rights of holders of Senior Debt to the extent that distributions otherwise payable to Holders have been applied to the payment of Senior Debt (Section 1607 of the Subordinated Indenture). By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Company may recover more, ratably, than Holders of the Subordinated Securities.

     Senior Debt is defined in the Subordinated Indenture as the principal, premium, if any, unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-filing interest is allowed in such proceeding), fees, charges, expenses, reimbursement and indemnification obligations, and all other amounts payable under or in respect of the following indebtedness of the Company for money borrowed, whether any such indebtedness exists as of the date of the Subordinated Indenture or is created, incurred, assumed or guaranteed after such date:

          (1) any debt (i) for money borrowed, or (ii) evidenced by a bond, note, debenture, or similar instrument (including purchase money obligations) given in connection with the acquisition of any business, property or assets, whether by purchase, merger, consolidation or otherwise, but shall not include any account payable or other obligation created or assumed in the ordinary course of business in connection with the obtaining of materials or services, or (iii) which is a direct or indirect obligation which arises as a result of banker's acceptances or bank letters of credit issued to secure obligations of the Company, or to secure the payment of revenue bonds issued for the benefit of the Company, whether contingent or otherwise;

          (2) any debt of others described in the preceding clause (1) which he Company has guaranteed or for which it is otherwise liable;

          (3) the obligation of the Company as lessee under any lease of property which is reflected on the Company's balance sheet as a capitalized lease; and

          (4) any deferral, amendment, renewal, extension, supplement or refunding of any liability of the kind described in any of the preceding clauses (1), (2), and (3);

provided, however, that, in computing the indebtedness of the Company, there shall be excluded any particular indebtedness if, upon or prior to the maturity thereof, there shall have been deposited with a depository in trust money (or evidence of indebtedness if permitted by the instrument creating such indebtedness) in the necessary amount to pay, redeem or satisfy such indebtedness as it becomes due, and the amount so deposited shall not be included in any computation of the assets of the Company provided, further, that in computing the indebtedness of the Company hereunder, there shall be excluded
(i) any such indebtedness, obligation or liability referred to in clauses (1) through (4) above as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness, obligation or liability is not superior in right of payment to the Subordinated Securities, or ranks pari passu with the Subordinated Securities,
(ii) any such indebtedness, obligation or liability which is subordinated to indebtedness of the Company to substantially the same extent as or to a greater extent than the Subordinated Securities are subordinated and (iii) the Subordinated Securities. (Section 101 of the Subordinated Indenture). At June 30, 1995, Senior Debt aggregated approximately $137.6 million. There are no restrictions in the Subordinated Indenture upon the creation of additional Senior Debt or other indebtedness.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     Under each Indenture, the Company may discharge certain obligations to Holders of any series of Debt Securities issued thereunder that have not already been delivered to the applicable Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium or Make-Whole Amount, if any) and interest and any Additional Amounts payable to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be (Section 401 of each Indenture).

     Each Indenture provides that, if the provisions of Article Fourteen thereof are made applicable to the Debt Securities of or within any series pursuant to
Section 301 of such Indenture, the Company may elect either (i) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay Additional Amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") (Section 1402 of each Indenture) or (ii) to be released from its obligations with respect to such Debt Securities under Sections of each Indenture described under "Certain Covenants" or, if provided pursuant to
Section 301 of each Indenture, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to such Debt Securities ("covenant defeasance") (Section 1403 of each Indenture), in either case upon the irrevocable deposit by the Company with the applicable Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at Stated Maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium or Make-Whole

Amount, if any) and interest and any Additional Amounts on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

     Such a trust may only be established if, among other things, the Company has delivered to the applicable Trustee an Opinion of Counsel (as specified in each Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such Opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax laws occurring after the date of such Indenture (Section 1404 of each Indenture).

     "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the Foreign Currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America or the government which issued the Foreign Currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101 of each Indenture).

     Unless otherwise provided in the applicable Prospectus Supplement, if after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series,
(i) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to Section 301 of either Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or
(ii) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium or Make-Whole Amount, if any) and interest and any Additional Amounts on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate (Section 1405 of each Indenture).

     "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency issued by the government of one or more countries other than the United States (other than the European Currency Unit ("ECU") or other currency unit) both by the government of the country that issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or
(iii) any currency unit or composite currency other than the ECU for the purposes for which it was established (Section 101 of each Indenture). Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium or Make-Whole Amount, if any) and interest and any Additional Amounts on any Debt Security that is payable in a Foreign Currency that ceases to be used by its government of issuance shall be made in United States dollars.

     In the event the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the

Event of Default descried in clause (iv) under "Events of Default, Notice and Waiver" with respect to Sections 1004 to 1009, inclusive, of either Indenture (which Sections would no longer be applicable to such Debt Securities) or described in clause (vii) under "Events of Default, Notice and Waiver" with respect to a covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Company would remain liable to make payment of such amounts due at the time of acceleration.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which the Debt Securities are convertible into Capital Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Capital Stock, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the Holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities and any restrictions on conversion, including restrictions directed at maintaining the Company's REIT status.

BOOK ENTRY SYSTEM

     The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities ("Global Securities") that will be deposited with, or on behalf of, a depository (the "Depository") identified in the Prospectus Supplement relating to such series. Global Securities, if any, issued in the United States are expected to be deposited with the Depository Trust Company, as Depository. Global Securities may be issued in fully registered form and may be issued in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Debt Securities, if any, will be described in the applicable Prospectus Supplement relating to such series.

GOVERNING LAW

     The Indentures are governed by and shall be construed in accordance with the laws of the State of Georgia.

REDEMPTION OF SECURITIES

     The Indentures provide that the Debt Securities may be redeemed at any time at the option of the Company, in whole or in part, for certain reasons including those intended to protect the Company's status as a REIT. Debt Securities may also be subject to optional or mandatory redemption on terms and conditions described in the applicable Prospectus Supplement.

     From and after notice has been given as provided in the Indenture, if funds for the redemption of any Debt Securities called for redemption shall have been made available on such redemption date, such Debt Securities will cease to bear interest on the date fixed for such redemption specified in such notice, and the only right of the Holders of the Debt Securities will be to receive payment of the Redemption Price.

                          DESCRIPTION OF COMMON STOCK

     This summary of certain terms and provisions of the Common Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the Company's Articles of

Incorporation, as amended (the "Articles"), and By-laws, as amended, which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

     The Company is authorized to issue an aggregate of 75,000,000 shares of Common Stock. As of October 1, 1995, there were 25,652,281 shares of Common Stock outstanding held by approximately 4,000 shareholders of record. All outstanding shares of Common Stock are fully paid and nonassessable.

GENERAL

     Shareholders of the Company do not have preemptive rights. Shareholders of record are entitled to cast one vote for each share held on all matters presented for a vote of shareholders. Cumulative voting for the election of directors is not permitted. When a quorum is present at any meeting, the vote of the holders of a majority of the shares present, either in person or by proxy, shall decide any question properly brought before such meeting, except on matters where the Georgia Business Corporation Code requires the vote of the holders of a majority of all outstanding shares, such as amending the Articles.

     The Board of Directors may, in its discretion, cause to be distributed ratably among the shareholders such portion of the cash available from operations, net profits, capital surplus or assets as it may from time to time deem proper.

     Except as outlined below under "Restriction on Ownership/REIT Qualification, "the shares are freely transferable and there are no conversion, sinking fund, redemption or similar provisions regarding the shares.

RESTRICTION ON OWNERSHIP/REIT QUALIFICATION

     The Articles contain provisions restricting transfer of shares and authorizing the directors to call shares for purchase as appropriate to maintain the Company's qualification as a REIT under the Code. Among the requirements for REIT qualification, the Company must have at least 100 shareholders, and five or fewer individuals may not own directly or indirectly 50% or more of the outstanding shares. In addition, 95% of the Company's gross annual income must come from qualifying sources, including principally "rents from real property" with the Code specifically excluding from the definition of such term any rents received from any tenant which itself owns, or which is more than 10% owned by any individual who owns, more than 10% of the shares. The Articles authorize the directors to refuse to transfer shares and to call for the purchase of shares so as to prevent concentrations of ownership potentially disqualifying the Company as a REIT or potentially disqualifying income as "rents from real property." The Articles also void any purported transfer of shares which would result in ownership by less than 100 shareholders, or would result in five or fewer individuals directly or indirectly owning more than 50% of the Company, or would result in any tenant or 10% or more owner of a tenant owning more than 10% of the Company; and further provide that the purported transferee of any such shares shall be deemed never to have had an interest therein or alternatively shall be deemed to have acquired and to be holding such shares for and on behalf of the Company. Any call for purchase of any shares pursuant to the aforesaid provisions of the Articles would most likely be from one or more holders of significant blocks whose concentrated ownership is considered by the directors to threaten the Company's REIT status.

RIGHTS UPON LIQUIDATION

     In the event of liquidation of the Company, shareholders are entitled to share ratably in the assets available for distribution after payment of all liabilities.

TRANSFER AGENT AND REGISTRAR

     SunTrust Bank, Atlanta, Atlanta, Georgia, serves as the Company's Transfer Agent and Registrar. The Common Stock is listed on the NYSE (Symbol: IRT).

                              PLAN OF DISTRIBUTION

     The Company may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through designated agents. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

     The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Securities upon the terms and conditions set forth in any Prospectus Supplement.

     In connection with the sale of Securities, underwriters may receive compensation from the Company or from purchasers of Securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions they receive from the Company, and any profit on the resale of Securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the applicable Prospectus Supplement.

     Unless otherwise specified in the related Prospectus Supplement, each series of Securities will be a new issue with no established trading market, other than the Common Stock which is listed on the NYSE. Any Common Stock sold pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance. The Company may elect to list any series of Debt Securities on an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Securities.

     Under agreements the Company may enter into, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, the Company in the ordinary course of business.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                                    EXPERTS

     The consolidated financial statements and related financial statement schedules incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1994, as amended and restated on Form 10-K/A Amendment No. 1 filed September 28, 1995, have been audited by Arthur Andersen LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL OPINIONS

     The legality of the Securities offered hereby as well as certain federal income tax matters will be passed upon for the Company by Alston & Bird.

             ======================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH THEY RELATE OR ANY OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
           PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary.........   S-3
The Company...........................   S-6
Selected Consolidated Financial
  Data................................  S-15
Use of Proceeds.......................  S-16
Capitalization........................  S-17
Description of Notes..................  S-20
Underwriting..........................  S-27
Legal Opinions........................  S-27

                 PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
The Company...........................     3
Use of Proceeds.......................     3
Certain Ratios........................     3
Description of Debt Securities........     3
Description of Common Stock...........    14
Plan of Distribution..................    16
Experts...............................    16
Legal Opinions........................    16

             ======================================================
             ======================================================

                                  $75,000,000

                                  IRT PROPERTY
                                    COMPANY

                                   [IRT LOGO]

                          7.25% SENIOR NOTES DUE 2007

                            ------------------------
                             PROSPECTUS SUPPLEMENT
                            ------------------------

                            PAINEWEBBER INCORPORATED

                              SALOMON BROTHERS INC

                            ------------------------

                                AUGUST 12, 1997

             ======================================================